March 31, 2009

US Securities and Exchange Commission
Division of Corporation Finance,
100 F Street NE,
Washington, D.C., 20549

Attention:             Michael R. Clampitt
Staff Attorney

Re:	MortgageBrokers.com Holdings, Inc.
Form 10-KSB/A for the Fiscal Year Ended December 31, 2007,
Form 10-Q for the Quarterly Periods Ended March 31, 2008,
June 30, 2008, and September 30, 2008
Your File No. 333-105778

Dear Mr. Clampitt,

MortgageBrokers.com Holdings, Inc. (“MBKR”, the “Company”, “our”, “we” or “us”) is in receipt of correspondence from the United States Securities and Exchange Commission (“SEC”) dated January 15, 2009.

The Company acknowledges that:

a)	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

b)	SEC staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to our filings; and,

c)	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We have had a brief discussion with your Mr. Kevin Vaughan on January 30, 2009 regarding your questions and comments.   On February 3, 2009, we sent correspondence to the SEC where we indicated that we are working diligently to address the questions and comments of the SEC and that we expect to be able to provide a comprehensive response by May 15, 2009.  On February 12, 2009, we were contacted by your Mr. Justin Dobbie who indicated that the SEC required us to provide our preliminary responses on a best efforts basis to as many questions and comments as we are able to within two weeks.  An ensuing discussion resulted in an agreement that the Company would provide preliminary answers to all of the questions and comments of the SEC by March 31, 2009.

The following provides our preliminary responses to the SEC’s questions and comments with the hopes of better clarifying and enhancing our disclosures as contained in our Form 10-KSB and 10-Q, in keeping with our discussions to-date.  Our responses have been organized numerically corresponding with the numbered questions and comments set-down in the SEC’s January 15, 2009 correspondence:

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 1. Description of Business

Corporate Background, page 1

            1a.  Pursuant to the terms of a stock purchase agreement, on February 7, 2005, the Company filed a Form 8-K announcing that effective January 31, 2005, the then current officers and directors of Magna Data, Inc. resigned and Alex Haditaghi was appointed the Company’s President, Chief Executive Officer, Chief Financial officer, Secretary and sole director.  Mr. Haditaghi then had amended the Company’s certificate of incorporation, effective February 1, 2005, effectively changing the Company’s name to MortgageBrokers.com Holdings, Inc.  Following this change in control, officers, and directors of the Company, none of the Company’s management had been involved in any way what so ever with the historical operations of MagnaData Inc. prior to the afore-mentioned stock sale that resulted in a change in control of the Company.

MagnaData, Inc. (“MagnaData”) was incorporated on February 6, 2003 and organized under the laws of the state of Delaware.  MagnaData reported a wholly owned operating subsidiary, MagnaData (NC), Inc. which was incorporated under the laws of North Carolina on February 18, 2003.

MagnaData reported in a Prospectus dated March 31, 2004 and filed on April 15, 2005, that MagnaData was a development stage company and had conducted no operations at that time except for formulating a business plan and fundraising activities.  It was reported that MagnaData relied on the sale of securities to fund all activities to March 31, 2004.  It was stated in the March 31, 2004 Prospectus that prior to the Prospectus filing, the Company was not subject to the reporting requirements of the Securities Exchange Act.

MagnaData reported that they intended to provide consulting and technical support services to Internet Service Providers (“ISPs”) to develop e-commerce market intelligence based on actual Internet activity by ISP customers and to sell such market intelligence to e-commerce merchants, vendors and service providers who needed reliable and immediate metrics of online commercial activity.  As at March 31, 2004, MagnaData’s offices were located in Chapel Hill, North Carolina.

MagnaData reported in Form 10-QSB for the period ending September 30, 2004, filed on November 9, 2004, that they had not yet generated or realized any revenue from business operations.  As at September 30, 2004, MagnaData had  $24,267 in total current assets and $86,765 in total current liabilities.  For the period February 6, 2003 through September 30, 2004, the company reported zero revenue and a net loss of $101,391.  The company had 1,929,000 shares outstanding as at November 1, 2004.

           1b.  On January 31, 2005, the Company’s current majority shareholder, Alex Haditaghi, purchased 1,510,000 shares from certain shareholders of MagnaData, Inc. for cash consideration ($692, 813) in an arms length transaction (See Form 8-K filed by the Company on February 7, 2005).  This share purchase represented approximately 78% of Magna Data’s common shares outstanding at the time of the transaction, based on the company’s December, 2004, Form 10-KSB.  The remaining 22% outstanding shares following the January 31, 2005 share purchase transaction are reflected in the Company’s current financial statements as approximately 6,400,000 shares (following the March 11, 2005, 15 for 1 forward stock split),  a component part of the total shares outstanding.

        2.  On March 21, 2005, pursuant to a stock purchase agreement and a share exchange between the Company and Mortgagebrokers.com Inc. (“MBI”), an Ontario, Canada corporation owned by the majority shareholder and officer of the Company, the Company received all of the outstanding shares of common stock of Mortgagebrokers.com, Inc.  In return, the Company issued 4,000,000 shares of common stock at par value of $0.0001 to Alex Haditaghi, the sole shareholder of Mortgagebrokers.com, Inc.  The Company recorded the issuance of 4,000,000 shares for $8,000 in Paid in Capital ($400 capital Stock Amount and $7600 Additional Paid in Capital).

Pursuant to this agreement, MBI became our subsidiary for operating as a mortgage broker in Ontario.  MortgageBrokers.com Inc. was incorporated on January 19, 2005.  For the period from inception and ending March 21, 2005, MBI was a development stage company with no recorded assets, liabilities, revenue or expenses.  During that period, the company founder began the hiring process for establishing management staff through preparing employment agreements and conducting interviews, began the process of obtaining mortgage broker licensure in Ontario and investigating such requirements across Canada, as well as commenced development of a business plan.

Overview, page 1

Background, page 1

                3.  Over the reporting period, operations were conducted through our subsidiaries in Canada only.  As at September 30, 2008, the company had two subsidiaries, namely MortgageBrokers.com Inc. (an Ontario Canada provincially incorporated company) and MortgageBrokers.com Financial Group of Companies Inc. (a Canadian federally incorporated company).  MortgageBrokers.com Inc. currently holds our licensure for operating as a mortgage broker in the Province of Ontario and MortgageBrokers.com Financial Group of Companies Inc. currently holds our licensure for operating as a mortgage broker in the Provinces of Newfoundland, Nova Scotia, New Brunswick, Prince Edward Island and Alberta.

As the Company expanded, we established two additional subsidiaries for a total of four Canadian operating subsidiaries to-date.  MBKR Holdings Inc. (a Canadian federally incorporated company) was established in November 2008 for the intended centralization of back office services.  MBKR Franchising Inc. (a Canadian federally incorporated company) was established in January 2009 for the intended launch of a franchised business offering across Canada.

                4.  In operation since 2005, our Company is a mortgage brokerage operation whose national agency sales force services the borrowing and refinancing needs of individual home buyers and owners.  We have access to a full range of mortgage lenders and our agents source and negotiate the loan with the best rates, terms and features to meet each customer's unique needs.  The company acts as broker only and is not a lender.  The company has no ‘on balance sheet’ liabilities in case mortgage financing becomes default.  The Company has established what it believes to be unique strategic alliances within the real estate industry for mortgage origination referrals.  Our national agency sales force are 100% commissioned subcontractors who are registered as mortgage agents with the appropriate regulatory government agency to provide mortgage broker services to the public exclusively under the Company’s brokerage licensure and brand.

Our national agency sales force, recruited and managed centrally by our senior sales management staff, may operate regionally as individual businesses or they may build agency sales teams leveraging the Company’s business model.  Our national sales force is diversified with agents who provide mortgage broker services to the consumer public on a full time and part time basis and may also provide their services in association with other related business initiatives they are involved in outside of mortgage brokerage such as financial planning or real estate sales.

The primary services that the Company provides to our national agency sales network are:

➢	mortgage brokerage licensure;

➢	a national brand and related marketing initiatives;

➢	a regulatory compliance service associated with our agent’s transactions;

➢	a payroll and commission service reconciling commission fees paid by lenders and insurers and accurate and timely payroll to our agents and their referral sources;

➢	revenue optimization for our agents through deal flow aggregation;

➢	sales training, sales tools and support from our sales management team for lender support, team and business building, and consumer support;

➢	the establishment of market partnerships to allow our agency sales network to access a greater portion of the mortgage and refinance market;

➢	information technology services; and,

➢	the opportunity to earn stock-based compensation in our Company.

Our Company generates revenue by placing mortgages, on behalf of clients, with third party lenders who in return, pay the Company a commission fee.  The commission fee is a combination of finder's fees and volume bonus whose aggregate sum fee typically ranges between 75 to 150 basis points (0.75 to 1.5%) of the total mortgage volume.  We currently earn additional commission revenue through the referral and placement of creditor insurance with third party insurance providers.  In general, when a client takes creditor insurance related to the mortgage transaction originated by the Company, the Company earns a commission which is, on average, estimated to be 14 basis points of the mortgage amount.

Generally, in the MortgageBrokers.com model, our licensed agents earn at least 85% of received commission fees.  In addition to earned commission fees, our business model also provides our mortgage agents with the potential to earn stock-based compensation in our Company based on their annual mortgage origination volume.  This form of equity participation is intended to provide our national sales agency network a transparent career exit strategy for retirement and a retention strategy for team building purposes.  It is our belief that the benefit to the Company is that we are able to build a sustainable long term operational margin contribution from Canadian operations and we are able to include our national agency sales force, responsible for executing the Company's sales strategy, into the ownership of the Company, theoretically allowing them to benefit from Company growth related directly to their contribution.

The Company has also developed strategic alliances with long-established and dominant real estate brands with a view to providing our affiliated agents access, on a volume basis, to mortgage referrals.  To this end, the Company has established long-term regional strategic alliances with RE/MAX Ontario-Atlantic CANADA Inc. (“RE/MAX”) in eastern Canada and Maxwell Realty Inc. (“Maxwell”) in western Canada.

The RE/MAX “Mortgage Solution Program” was launched on June 9, 2006 and, currently, 37 RE/MAX franchises across Ontario and Atlantic Canada are participating in the referral program.  RE/MAX is Canada's leading real estate organization with an estimated CDN $32 billion in sales and over 15,600 sales associates in more than 610 independently-owned and operated offices.  For referrals leading to funded mortgages, RE/MAX receives 40 to 60% of the mortgage agent’s finders fee commission as well as stock-based compensation from the Company based on the aggregate volume of funded referrals.

The Maxwell “Mortgage Solution Program” was launched on April 12, 2006.  Maxwell is the largest independent real estate company in Alberta, Canada.  The Maxwell network, since its inception in 1999, has grown to over 20 offices with over 650 successful real estate agents throughout the province of Alberta.  For referrals leading to funded mortgages, Maxwell receives 25 to 40% of the mortgage agent’s finders fee commission as well as stock-based compensation from the Company based on the aggregate volume of funded referrals.

As at February 13, 2009, we had 414 licensed mortgage agents operating across Canada.

5.  The Mortgage Brokerage industry is regulated provincially in Canada.  For instance, in the Province of Ontario, we are regulated by the Financial Services Commission of Ontario under the Mortgage Brokerages Lenders and Administrators Act, 2006 and in the Province of Alberta, we are governed by the Real Estate Council of Alberta under the Real Estate Act, 2000.

These licensing bodies have minimum criteria for licensure of potential mortgage agents recruited to operate under the Company’s respective Provincial broker license, which include relevant educational requirements, criminal record checks and disclosure of any personal bankruptcy or court proceedings.

In addition to these regulatory requirements, MortgageBrokers.com reviews the applicant’s tenure and experience in the industry, credit bureau history and a minimum of 2 reference checks.  Those mortgage agents that have minimal experience are obligated to work as a mortgage agent under a more senior mortgage agent (referred to within MortgageBrokers.com as a Managing Partner) who will supervise and train the inexperienced agent.  Inexperienced agents must find a sponsoring Managing Partner who must agree to supervise them.

Internally, we also have an approval process for recruitment.  Our Regional Sales Vice Presidents are able to approve the hiring of those agents working under a Managing Partner but all Managing Partner originated recruits must be authorized by the President.

To integrate a mortgage agent into our network, we make mandatory the licensure with the appropriate provincial regulatory body, application for membership with the Canadian Association of Accredited Mortgage Professionals (CAAMP), our national mortgage brokerage industry association, and application to our Errors and Omissions insurance plan we hold corporately.

The Managing Partners and mortgage agents are all licensed as contractors (not employees) working as mortgage broker agents exclusively under our provincial brokerage licensure.  Within each province we operate, we have a ‘broker of record’ or ‘principal broker’ under whose license we operate our business.

The following table outlines our recruitment efforts over the past three years (CAD $):

YEAR	AGENT COUNT
2006	180
2007	320
2008	381

                6.  As at February 13, 2009, our Company had 15 full-time staff.  The following summarizes our sales management team whose responsibility it is to recruit, mentor and support the mortgage broker sales force across Canada:

Alex Haditaghi, the founder of our Company, is our Chief Executive Officer, Chief Financial Officer, and sole director on our board.

Daniel Putnam is the president of our Canadian sales organization and currently directs two seasoned sales management staff to service, recruit and manage our national mortgage sales agency.  Mr. Putnam directs a marketing manager responsible for developing advertising, information brochures, and sales support materials.  Mr. Putnam also directs our senior Information System / Information Technology staff responsible for developing www-based technology back office systems to service the mortgage sales agency.  Mr. Putnam was formerly President of Mortgage Centre Canada – a Division of CIBC Mortgages Inc. and more recently was President of Originations for Macquarie Financial.

Diana Soloway is our chief strategy officer responsible for assisting the CEO with creating, communicating, executing, and sustaining strategic initiatives within our organization. Ms. Soloway brings with her 18 years of mortgage experience from operating her own mortgage brokerage firm to working within large financial institutions. Prior to MortgageBrokers.com Ms. Soloway spent 8 years at Home Trust company as VP Marketing and Sales.

Gary Laughlin is the Company’s vice president of sales for the Province of Ontario.  With over 25 years experience in the financial services and mortgage industry, Mr. Laughlin brings to MortgageBrokers.com a successful track record of building and leading sales teams. Most recently, Mr. Laughlin lead the Mobile Mortgage Sales team in Ontario for the Royal Bank of Canada.

David Mercer is the Company’s vice president of Sales for Alberta.  Prior to joining MortgageBrokers.com, Mr. Mercer, a 23 year veteran of the real estate and mortgage broker industry, was President of Lending Source Canada Inc.  Previously, Mr. Mercer spent 4 years as a top producing regional manager for The Mortgage Alliance Company of Canada, who today claims to be the largest independent mortgage originator in Canada.  Through his career in the industry, Mr. Mercer has been responsible for the recruitment, training and mentorship of over 300 Mortgage Brokers across Canada.  Mr. Mercer has also served as President of the Alberta Mortgage Brokers Association, and for many years served as the Chair for the Communications and Ethics committees.  Mr. Mercer also currently teaches for the Alberta Real Estate Association through Mt. Royal College, Alberta.

Scott MacKenzie is the Company’s vice president of sales for Atlantic Canada.  Scott is a seasoned financial services professional with more than 15 years of industry experience in Atlantic Canada. Prior to joining mortgagebrokers.com Scott was Regional Manager for Interbay Funding Corp where he successfully help the company launch their commercial lending products in Atlantic Canada. Previously Scott was Regional Sales Director-Atlantic for Mortgage Intelligence where he was responsible for the growth of the company's East Coast Sales force. Prior to Mortgage Intelligence Scott was Business Development Manager- Atlantic for ScotiaExpress Service (Scotiabank). Scott holds a Bachelor of Commerce degree from Saint Mary's University.

                7.  The RE/MAX renewable 10-year strategic alliance marketing, referral and revenue sharing agreement is captured in the following three agreements, all of which were filed at various times in our past filings as exhibits:

➢
License Agreement dated January 30, 2006 between RE/MAX Ontario-Atlantic Canada Inc. and Mortgagebrokers.com Holdings, Inc.  (This exhibit was filed with our Current Report on Form 8-K filed on February 1, 2006, and was included in our 2007 Form 10-KSB by reference);

➢
Amendment to License Agreement dated May 25, 2006 by and among Mortgagebrokers.com Holdings, Inc., RE/MAX Ontario-Atlantic Canada Inc, and Alex Haditaghi  (This exhibit was filed with our Current Report on Form 8-K filed on June 13, 2006 and was included in our 2007 Form 10-KSB by reference); and,

➢
Service Level Agreement between Mortgagebrokers.com Financial Group of Companies, Inc. and RE/MAX Franchisees which provides the details of the Mortgage Solution Program (filed as an exhibit to our 2007 10KSB).

The following summarizes the RE/MAX renewable 10-year strategic alliance marketing, referral and revenue sharing agreement:

Pursuant to a ten year licensing agreement dated January 30, 2006 and amended May 25, 2006, and pursuant to the execution of a one year renewable service level agreement by the RE/MAX Franchisee, the Company provides its expertise in respect of North American mortgage finance and origination business solutions to RE/MAX and its franchisees and their salespersons in the form of a program known as the “Mortgage Broker Solution.”  The terms of the Mortgage Broker Solution are summarizes as follows:

➢
During the launch of the Mortgage Broker Solution, the RE/MAX franchisee would work collaboratively with the Company to establish Company mortgage agents, as mutually agreed upon, to service the RE/MAX Franchisee’s retail offices;

➢
The Company will arrange for mortgage agents to be assigned to service each participant RE/MAX franchisee office.  The assigned mortgage agent may be part of a service team organized to service several RE/MAX franchisee offices to provide geographical and temporal coverage and provide flexibility to respond to cultural and language sensitivities;

➢	The RE/MAX franchisee will actively promote the Mortgage Broker Solution throughout the RE/MAX FRANCHISEE’S business operations and RE/MAX sales associate network;

➢	The RE/MAX franchisee will participate in a RE/MAX strategic advisory council, as may be requested from time to time by the Company and RE/MAX master franchisor;

➢
Allow equal access to Company mortgage agents to each RE/MAX franchisee retail office as may be afforded to any other competitive mortgage agent.  Such access is to be provided by the RE/MAX franchisee at no cost to the Company or the Company’s mortgage agents.  Such access includes access to all general sales meetings and, where possible, include on-site access to electrical power and the internet;

➢	As appropriate and mutually agreed upon, the RE/MAX franchisee will work with the Company to optimize the presence and marketability of the Company mortgage agent in the RE/MAX franchisee’s office;

➢
The RE/MAX franchisee will work collaboratively with the Company to provide full disclosure to the consumer as may be required under any and all current and future regulations applicable to the RE/MAX franchisee and the Company;

➢	All customer files will be reviewed by an independent compliance officer, an employee of the Company, to screen for fraud and licensure non-compliance;

➢
The RE/MAX franchisee will meet with the Company’s regional sales manager at least quarterly to discuss the Mortgage Broker Solution, the mortgage sales pipeline, capture rates, marketing initiatives, and best practices;

➢	The RE/MAX franchisee will work collaboratively with the Company and RE/MAX master franchisor to distribute commission fees to RE/MAX Sales Associates;

➢
The Company and RE/MAX franchisee agree that they will carry out the Mortgage Broker Solution in a manner that is professional, transparent, ethical, legal and fully compliant with applicable industry regulations.

➢	Our back office administration will manage the revenue pipeline and manage the reporting systems.

➢
For transactions placed with lenders who pay the Company a finders fee and volume bonus, the RE/MAX Master Franchisor, RE/MAX franchisee, and RE/MAX franchisee sales Associate (collectively, the “RE/MAX Organization”) shall be entitled to revenue sharing of mortgage origination finders fees received by the Company (“Finders Fees”) as a result of a referral or lead generated by a RE/MAX sales associate (“Referral Fee”).  Based on the particular finders fee paid by the lender in a mortgage transaction, the RE/MAX Organization shall be paid a referral fee (‘Referral Fee’) based on the following:

o	The Referral Fee will equal sixty percent (60%) of Finders Fees up to 45 basis points (0.45%) of the mortgage amount for residential mortgages;

o	The Referral Fee will equal twenty-five percent (25%) of the Finders Fees up to 30 basis points (0.30%) of the mortgage amount for commercial mortgages;

➢	The Company will provide to each RE/MAX franchisee as well as the RE/MAX Master Franchisor with a lead referral and sales data report on a no less than quarterly basis for management purposes.

    In addition to revenue sharing, RE/MAX and their franchise network, as sophisticated and accredited investors, were provided the opportunity to be equity participants in the Company, through a one-time equity private placement offering of up to 6 million units at $1 per unit, each unit comprised of one share and one full warrant, each warrant convertible into one further share at an exercise price that is 30% below the 30 day moving average price of the Company shares preceding the date such warrants are exercised.  One-fifth (1/5) of such warrants were to be exercisable on each anniversary date of the closing of the offering in each of the first five years following the completion of the offering and if not so exercised would expire.  On June 1, 2006 this private placement was completed and 2,112,470 shares at $1.00 per share for the amount of $2,112,470 were issued.  A payment of $1,852,344.00 was received and promissory notes for the balance of $265,000 were executed.  Through the last quarter of 2005 and first quarter of 2006, we executed notes for unsecured debt to RE/MAX Ontario-Atlantic Canada Inc. which were convertible to stock at the same price as offered through the private placement ($1.00 per share).  These notes were converted to shares on June 12, 2006.  By December 31, 2007, the Company had collected $110,000 in promissory notes receivable associated with the private placement offering.  Based on non-payment of outstanding promissory notes, the Company commenced cancellation of issued shares having outstanding promissory notes totaling $125,000 with new replacement subscriptions resulting in a cash payment of $60,000 and a new promissory note of $65,000.

    The Company also agreed, on each anniversary of the commencement of the RE-MAX licensing agreement, for so long as such agreement remains in force, commencing on June 1, 2007, to issue to the RE/MAX affiliated purchasers in the private offering, at no additional cost, a number of common shares of the Company that are equal in number to 25% of the total number of shares initially purchased by the purchaser in the 2006 private placement.  These annual stock issues were stock-based compensation for RE/MAX affiliate’s continued support of the Mortgage Broker Solution through the life of the program.

    The Company also agreed with RE/MAX that we would not, prior to June 1, 2010 and without the prior written consent of RE/MAX, issue any new shares, options or warrants or other instruments convertible into shares; and that, (ii) RE/MAX shall have a first right of refusal to purchase any shares proposed to be issued out of treasury during the term of this agreement for the purpose of capital investment and to advance funds pursuant to any instrument proposed to be issued by the Company that is convertible into shares.  Further, the Company agreed that, within 60 days following the closing of the private placement offering, to file an SB-2 Registration Statement with the United States Securities and Exchange Commission to register the shares subscribed for pursuant to such offering and the Amended Agreement.  This registration statement was not filed as it is not required at this time due to changes in legislation.

    8.  Lending Source Canada Inc. (“Lending Source”), an arms length third party company, was a small mortgage brokerage operating out of Calgary, Alberta.  It was owned by three individuals, two of which were silent partners who financed the company and provided referral business and one of which was the day to day operating company partner and mortgage broker of record with respect to licensure.  The two silent partners were also the owners of Maxwell Realty Inc.  After being approached by the operating partner of Lending Source, we executed a conditional letter of intent to purchase Lending Source Canada Inc. in September 2005, to provide us with a platform for servicing Maxwell and launching our business in western Canada.

The assets of Lending Source Canada Inc., in Alberta, Canada were acquired by our Company in exchange for stock in our Company.  The acquisition transaction closed on March 10, 2006.  The assets purchased included computer and technology priced at CDN $16,487, lease hold improvements priced at CDN $3,620, and office furniture and display materials priced at CDN $47,894 for a total of CDN $68,000.  The Company issued a negotiated total of 100,000 shares of our common stock to the owners of Lending Source Canada Inc. for the afore-mentioned assets.  The stock issued for consideration in the transaction was ascribed a value of $0.58 (using an exchange rate of 0.8560).

The operating partner and broker of record for Lending Source Canada Inc. was hired by our Company as a sales executive servicing western Canada.  No consideration was given to this employment agreement in recording the asset acquisition.

On April 12, 2006, our Company executed a three year renewable marketing, referral and revenue sharing agreement with Maxwell.  Maxwell is an unrelated third party to our Company.

    9.  In 2007, operations were conducted through our subsidiaries in Canada only.  The Company provided mortgage brokerage services in the Canadian Provincial markets of Newfoundland, Nova Scotia, New Brunswick, Prince Edward Island, Ontario and Alberta.

With the basic business model infrastructure in place, the Company’s focus through 2007 was towards recruitment and servicing of mortgage agents across Canada and growing our real estate referral relationships with RE/MAX and Maxwell.  Regional recruitment activities included introducing and selling the Company’s value proposition to mortgage agents via direct presentations, trade shows and arranged meetings.  Regional servicing of existing agents includes team building, facilitating lender product training, realtor referral relationship development, consumer business development and sales training, lender relations management, and consumer servicing support.  The following provides further details highlighting our 2007 activities:

➢
At the beginning of 2007, we had 4 full time sales management staff servicing our existing mortgage agents and recruiting new mortgage agent books of business, each servicing one of the following Canadian regions:  Alberta & the Prairies out of Calgary, Alberta;  Eastern Ontario out of Ottawa, Ontario; Southwestern Ontario out of Windsor, Ontario; and , Atlantic Canada out of Halifax, Nova Scotia.

➢
In the first quarter of 2007, the Company made an exploratory efforts to develop the British Columbia market by becoming licensed in the Province and hiring a regional sales manager out of Langley, British Columbia.  The Company terminated it’s efforts in developing this market in August 2007 until such time as it could either launch in the marketplace with an acquisition, as a Franchisor or was able to retain stronger regional sales managers.

➢	In the second quarter of 2007, the Company hired a regional sales manager dedicated to one of Canada’s largest markets, the Greater Toronto Area in Ontario.

➢	February 2007, MortgageBrokers.com was nominated “Best Newcomer National Brokerage” by CMP (Canadian Mortgage Professional) Magazine.

➢	We hired a Marketing Manager in March, 2007 to provide our agents with better customized sales tools and marketing resources.

➢	In March, 2007 we executed a lease for our new corporate head quarters at Suite 11 – 260 Edgeley BLVD, Concord, Ontario, CANADA.

➢	In April, 2007, our Company retained Thomas Law Firm, P.C., of Dallas, Texas, to investigate the licensing process for us to operate in all 50 States in the United States.

➢
In May, 2007, we announced an agreement with Wells Fargo wherein Wells Fargo would provide dedicated resources and exclusive financial resources to our mortgage agents to facilitate greater origination volume from them.

➢	In June 2007, we hired a Chartered Accountant with public accounting experience as our Corporate Controller to enhance our in-house accounting and reporting capabilities.

➢
In August 2007, we commenced due diligence and analysis for a proposed acquisition of Aadus Bancorp located in Chicago.  In December of 2007, management made a final decision not to pursue the acquisition until such time as the U.S. mortgage and housing market improved.

➢
In 2007, we launched the “Mortgage Chronicle” – an internal quarterly newsletter with national information summaries to keep our growing mortgage agent sales network apprised of our ongoing market activities.

➢	In September and October, our management team conducted due diligence, analysis and prepared a proposal to acquire one of Canada’s largest mortgage brokerage’s INVIS Inc. from HSBC Bank of Canada.

➢
In October 2007, the Company hosted our first annual awards gala in Toronto, Canada.  The event was co-sponsored by our lenders and 250 of our mortgage agents, lenders and real estate agents from across the country attended.

➢
In November 2007 the Company executed an investment banking agreement with vFinance Investments Inc. to help us identify and obtain sources of financing to facilitate new business opportunities including M&A, joint ventures, franchising and licensing.

➢
In November 2007, our Company had a booth at the annual CAAMP industry conference in Toronto.  The Canadian Association of Accredited Mortgage Professionals (CAAMP) is the national association that represents Canada's mortgage industry.

➢
In December 2007 we executed an agreement with Kendrik Canada so that as at December 15, 2007, all of our registered mortgage agents would have unlimited access to Kendrik Canada’s on-line mortgage sales e-training courses.

➢	In December, 2007 the Company started developing a system to automate the administration of agent stock-based compensation.

➢
We experienced a 66% percent increase in 2007 over 2006 in the number of licensed agents registered with the Company.  As disclosed in our 2007 Form 10-KSB, as at December 31, 2007, we had 320 licensed mortgage agents operating exclusively under the Company’s licensure.  Our newly recruited mortgage agents were recruited throughout 2007 by our sales management team such that by May we had 201 registered agents, by July we had 275 registered agents, and this number was increased by an additional 45 agents through our second half of the year.

➢
By the end of 2007, we had five full time senior sales executives strategically servicing sales territories across Canada, who divided their time between servicing existing agents in their territory, recruiting new books of business and promoting the Company.  In 2007, our Company also commenced a pilot sales training program for our mortgage sales agency and commenced development of on-line www-based systems to support our national sales agency in the areas of Customer Relationship Management, Marketing, and training.

10.  Four of our senior sales executives were tasked in 2007 with expanding our penetration within our referral alliance franchise network, placing qualified mortgage agents within alliance franchise locations, and working towards making the referral relationship a success.  The following summarizes some of the highlights from the 2007 year:

➢
In January 2007, Manulife Financial was chosen by RE/MAX to administer the RE/MAX Retirement Savings Plan associated with our strategic alliance earned sales associate referral commissions.  The program’s launch to the 30,000 plus RE/MAX sales associates included presentations, information booklets, trade magazine advertisements, and corporate and regional marketing functions.

➢
By the end of 2007, approximately 35 Service level Agreements were executed between the Company and RE/MAX franchisees for the provision of mortgage referral and mortgage services on a commission basis.  Some of these RE/MAX franchisees operated several real estate offices within their respective franchisee territories.

➢
By the end of 2007, we had approximately 40 of our mortgage agents servicing RE/MAX franchisee offices.  Of this number, approximately 25 of these agents were in-house mortgage agents who operated an office inside the respective RE/MAX franchisee real estate offices.

11.  See response for question four, paragraph one.

Product and Services, page 2

12.  Mortgage brokers are independent mortgage consultants who work under a brokerage license to provide consumers with unbiased advice on mortgage financing.  Mortgage brokers will conduct a needs assessment from the potential borrower and find a suitable mortgage product from a suite of over 50 lenders.  Mortgage brokers will facilitate the communication between the lender and the borrower from application submission to financing.

As a mortgage brokerage, we have access to lenders who lend mortgage funds.  In 2008, we funded mortgage volumes with 55 different mortgage lenders with 97% of the mortgage volumes funded by our top 20 lenders.  Outside our top 20 lenders, the remaining lenders serve very niche product offerings which subsequently results in marginal mortgage origination volumes.

We typically access most of our lenders through Filogix Limited Partnership – Canada’s leading technology provider to the mortgage brokerage industry.  Through this software, Filogix connects mortgage brokers with lenders by providing an electronic conduit for submission, approval and funding of mortgage transactions.

As a mortgage brokerage, our general obligations to the lender are, but not limited to, the following:

➢	Provide up to date, accurate and complete credit applications for all mortgage loans.

➢	Provide all conditions required to fund, which have been reviewed by the mortgage originator for accuracy.

➢	Conduct business in a professional and forthright manner, fully disclosing any information that may impact the lender’s decision to proceed with the transaction.

➢
Protect the confidentiality and privacy of personal information and other information provided to, or received by, the mortgage originator in connection with any credit application for a mortgage loan.

➢	Maintain adequate funding ratios on all applications submitted to a lender.

Failure to maintain these general obligations can result in additional documentation required on a mortgage application, cancellation of a mortgage approval or termination of the mortgage agent and/or the brokerage relationship with the lender.  As an organization we have professional liability insurance (E&O) through Encon Group Inc. which covers the organization and it’s national network of mortgage agents from legal claims that brokers are exposed to on a daily basis.  The Company currently has two complaints being made against the Company associated with errors and omissions insurance.

Distribution Methods for Our Services

13.  The Company provides its services to the consumer through a national sales agency network of independent contractors contracted with the Company to operate exclusively under the Company's mortgage broker licensure.  Our mortgage agents may operate regionally as individual businesses or they may build agency sales teams leveraging the Company’s business model.  In most Provinces, our mortgage agents have to undergo a minimum education program to become registered to service the borrowing and refinancing needs of individual home buyers.  Our national sales force is diversified with agents who provide mortgage broker services to the consumer public on a full time and part time basis and may also provide their services in association with other related business initiatives they are involved in outside of mortgage brokerage such as financial planning or real estate purchase or sales.  Our mortgage agents have access to a full range of mortgage lenders and our agents’ source and negotiate the loan with the best rates, terms and features to meet each customer's unique needs.

Our mortgage agents operate their own CRM systems and regionally market themselves under the MortgageBrokers.com brand via the World Wide Web (www), newspapers, magazines, local promotion, billboards, radio, and television.  Our mortgage agents operate offices or desks within real estate offices, have their own retail offices established or operate out of their homes as mobile sales professionals.

Our agents generate revenue by placing mortgages, on behalf of clients, with third party lenders who in return, pay the Company a commission fee.  The commission fee is a combination of finder's fees and volume bonus whose aggregate sum fee typically ranges between 75 to 150 basis points (0.75 to 1.5%) of the total mortgage volume.  Our mortgage agents earn additional commission revenue through the referral and placement of creditor insurance with third party insurance providers.  In general, when a client takes creditor insurance related to the mortgage transaction originated by the Company, the Company earns a commission which is estimated to be 20 to 30 basis points of the insurance sale.  Generally, in the MortgageBrokers.com model, our licensed agents earn at least 85% of all received commission fees.

In addition to earned commission fees, our business model also provides our mortgage agents with the potential to earn stock-based compensation in our Company based on their annual mortgage origination volume.  This form of equity participation is intended to provide our national sales agency network a transparent career exit strategy for retirement and a retention strategy for team building purposes.

14.  All our mortgage agents have an exclusive service and license agreement with our Company.  The mortgage agents are able to provide services to our alliances such as RE/MAX under the terms of the Company’s agreements with RE/MAX.  The mortgage agents do not generally execute additional agreements with referral sources outside these arrangements.

15.  The Company does not own, nor is a party to, any retail mortgage agent office leases that are currently established by our Mortgage agents.

Market Conditions, page 2

16.  To-date, all of our operations are conducted through our subsidiaries in Canada only.  The deterioration of the mortgage industry in general in the United States in the latter part of 2007 and through 2008 has been a deterrent for management to consider entering the U.S. market as a mortgage brokerage at this time.  As such, we are primarily affected operationally by market conditions in Canada.

With respect to the health of the Canadian mortgage market, the Canadian Association of Accredited Mortgage Professionals (“CAAMP”) Chief Economist reported in 2008 that:

➢
The Canadian housing markets peaked in 2007, completing a seven-year string of consecutive annual sales records.  As of August 2007, there was CDN $787 billion of outstanding residential mortgage credit in Canada.  As of August 2008, there was CDN $880 billion of outstanding residential mortgage credit in Canada.

➢
From 2005 through 2008, Canadian mortgage credit has expanded by 11.5% per year or an average of $82 billion per year.  This was primarily driven by increasing housing prices and an average of 2.1% employment growth per year over the past decade in Canada.

➢	The growth rate for outstanding mortgage credit is expected to slow in 2009 to 8%.

➢
While the CDN mortgage market is expected to continue to grow in 2009 and 2010, it is forecasted to grow to a lesser degree than that leading up to 2008.  The economic factors driving an expected Canadian economic slowdown and thus this forecast include: a strong Canadian dollar which is hurting exporters; the credit crunch is making it more difficult for businesses to expand; high commodity prices are a drag on eastern Canadian growth and low commodity prices are a drag on the Canadian stock market and western Canadian growth; and, Canada is expected to see little job creation and possibly job losses in 2009.

The Canadian market down turn in the latter half of 2007 through to present has impacted our business in the following ways:

a)
Since the latter part of 2007, at least six sub-prime lenders have exited the Canadian market place.  This has had some impact on our mortgage agents being able to provide options for consumers whose particular circumstances fall into the sub-prime category.  It is expected that the holder’s of sub-prime mortgages may have difficulties in the future renewing existing mortgages considering the loss of sub-prime lenders, possibly falling housing prices and lowered insurance loan to value thresholds.  Approximately 8% of our business could be classified as sub-prime.

b)
To-date, there has been little impact to our agent’s ability to find lenders with mortgage products suitable for most of our consumer transactions.  Our company has access to over 35 prime lenders and 2 sub-prime lenders in Canada.  It is managements observation that the current economic down turn has made the lender market more risk adverse and as a result our lenders have been much more thorough in due diligence than they might have been two years ago.  This added due diligence has not had any appreciable negative impact on our business.

c)
Management believes that it may be harder to recruit mortgage agents during an economic down-turn as individual mortgage agents may be less inclined to change brands and incur the risk of a business interruption.  At the same time, management believes that as a result of the economic down turn and related credit crunch, there may be more acquisition opportunities of distressed mortgage brokerages owned by lenders as non core assets are sold.

Competitive Business Conditions

17.  Mortgage origination in Canada can be segmented into three broad categories and their estimated relative market share: (i) bank branch networks - 48%; (ii) bank mobile mortgage sales teams - 22%; and (iii) mortgage brokers - 30%.  Over the past decade, the relative share for the bank branch networks had decreased as consumer demand for accessibility and specialization intensify.

It is conservatively estimated by the Company that there are in excess of 11,000 active mortgage agents operating in Canada (based on a reported 11,000 membership reported in the January 2008 Mortgage Journal published by Naylor Canada Inc. for CAAMP).  The Canadian mortgage origination market is very fragmented, with an estimated 50% of the market captured by five large Canadian mortgage origination companies or “Consolidating Brokerages”.  There is significant market competition in the recruitment of mortgage agents and their associated ‘books of business’ amongst the mortgage originators.

Our Company’s direct competition in the Canadian marketplace are the major bank mobile mortgage sales teams and the consolidating mortgage brokerages.

The primary tools used by our competitor consolidating brokerages for executing a competitive strategy in recruiting mortgage agents has been increasing commission splits (which currently ranges between 60 and 100% (for fee-based organizations) of the total commission fees received), the development of brand and the provision of administrative and marketing services.

The competitor mobile sales teams of the major banks compete with us by leveraging bank brand appeal, exclusive mortgage products and leveraging a captive bank customer base.  In an effort to compete with mortgage brokers who offer varying credit quality mortgage solutions of numerous lenders, the bank mortgage sales forces have begun allowing their sales teams to offer other lender products outside their credit parameters.

Our Business Model, page 3

Overview, page 3

18.  We have designed our business model to incorporate two principal elements which we believe will attract those mortgage agents who value ownership and a career exit strategy within the Canadian mortgage market.  We also believe that mortgage brokerages have long suffered from their inability to retain their top loan originators, typically losing them to competing brokerages that offer increased commissions with very little sustainable value being returned to the mortgage agent to help them grow their businesses.  In addition, in today’s consolidating environment, we believe many sales agents have seen the companies they work with sold to large financial institutions or brokerages with nothing to show from the transaction when it is they who are responsible for creating much of the value associated with the transaction.  Therefore, management believes there is pent up demand within the industry for a mortgage brokerage model that will address what we believe to be the industry’s long- standing issues of agent retention and equity ownership.

As Canada’s first and, at present, only publicly-traded and independent (non-bank owned) mortgage brokerage, we have strategically positioned our Company as a consolidator attracting those mortgage agents who value ownership and a career exit strategy within the Canadian mortgage market.  We have developed what we believe to be a unique transparent business model that, we believe, will allow us to rapidly and sustainably develop our national sales agency and long term sales referral sources around which we can diversify our product offering and develop our brand for the consumer.  While there are no direct means to quantify and compare our rate of growth and the success of our strategy with our competition as they are not public companies, our strategy was acknowledged in the October 2008 issue of Profit Magazine where our Company, amongst a peer group of a wide variety of industries across Canada, was identified as the number one fastest growing of Canada’s emerging growth companies with a reported 3,993% top-line revenue growth between 2005 and 2007.  No other mortgage brokerage was referenced in the top 50 companies that made the list.  Additionally, we were recently nominated by CMP (“Canadian Mortgage Professional”) Magazine as National Mortgage Brokerage of the Year for 2008.

We have accordingly designed a business model to provide mortgage agents with the potential to earn equity in our Company based on their annual mortgage origination volume.  This form of equity participation is intended to provide our national sales agency network a transparent career exit strategy for retirement and a retention strategy for team building purposes.  It is our belief that the benefit to the Company is that we are able to build a sustainable long term operational margin contribution from Canadian operations and we are able to include our national agency sales force, responsible for executing the Company's sales strategy, into the ownership of the Company, theoretically allowing them to benefit from Company growth related directly to their contribution.

19.  Included in the response to the answer to No. 7

Incentives for Mortgage Brokers, page 4

20.  Our business model provides an opportunity for our Canadian subsidiary's national agency sales force to earn stock-based compensation in the Company.

Generally, our stock-based compensation model is based upon the future discounted cash flow margin contribution to our Company’s bottom line of mortgage volume origination by each exclusively contracted mortgage agent.  When the stock-based compensation model was initially designed, and until the Company is profitable and generating free cash flow, we made certain assumptions on a Pro Forma basis that a certain size funded mortgage origination volume would generate free cash flow based on our expected cost structure.  The model, which made certain assumptions concerning expected growth rates, prevailing interest rates during the term of the Pro Forma and cost of capital determinations, was developed in 2005.  In summary, the results of the model led to a management decision that granted an aggregate of  approximately 11.4 basis points on an agent’s average funded mortgage origination volumes over a three to five year period to an agent in the form of stock-based compensation.

To-date we have made commitments to our existing agents to issue the stock-based compensation as warrants (such that 1 warrant would be convertible into 1 share) that would be convertible into stock.  The Company is currently in the process of finalizing and formalizing the mortgage agent stock-based compensation plan, associated agreements and the registration of such a plan.  Every mortgage agent registered with our company is eligible to earn stock-based compensation.

The mortgage agents are not eligible to earn stock warrants until a minimum term sales period is completed in full, the first of which is three years following execution of an exclusive agency contract with the Company.  In the fall of 2008, the first stock-based compensation was fully earned by our agents and 500,000 shares of restricted stock were issued to the agents by the Company.  No stock warrants have been issued to our mortgage agents under this program to-date as the Company is still in the process of finalizing the plan for registration purposes.

As at September 30, 2008, the Company has accrued, as stock-based compensation, 1,349,803 common shares at a price of $0.245 per share for a total of $330,702 payable to our existing mortgage agents.

21.  As reported in the Company's Form 8K filing on June 9, 2006 pursuant to our May 25th, 2006 amending agreement with RE/MAX, Alex Haditaghi, the Company Chairman and Chief Executive Officer, agreed that commencing on January 31, 2006, the first 4,000,000 shares to be granted to the national sales agency network will be provided out of Mr. Haditaghi's personal holdings and be non-dilutionary on the Company's capital structure.  The company is currently working with it’s accountants, tax consultants and legal counsel to determine how this needs to be transacted and accounted for.

22.  Please see the answer to Question 20.

23.  The Company is currently in the process of finalizing and formalizing the mortgage agent stock-based compensation plan, associated agreements and the registration of such a plan as noted in Question 20.

24  In the fall of 2008, the first stock-based compensation was fully earned by our agents and 500,000 shares of restricted stock were issued to the agents by the Company in lieu of warrants.  No stock warrants have been issued to our mortgage agents under this program to-date as the Company is still in the process of finalizing the plan for registration purposes.

25.  To date, none of Alex Haditaghi’s committed 4,000,000 shares have been granted to a mortgage agent as stock-based compensation.

Incentives for Strategic Real Estate brokerage Partners, page 5

26.  Please see the enhanced disclosure as responded to in the answer to Question 4 and 7.

RE/MAX agreements, page 5

27.  In the first two quarters of 2006, we continued to execute, test and refine our business strategy of recruiting and licensing mortgage brokerage books of business across Canada and solidifying our first two real estate strategic alliances, namely: Maxwell Realty Inc. (“Maxwell”) and RE/MAX Ontario-Atlantic Canada Inc. (“RE/MAX”).

RE/MAX Ontario-Atlantic Canada Inc. is one of 70 regions in the world for RE/MAX International and RE/MAX is licensed to sell real estate franchises in Ontario and the Atlantic provinces.  Franchises operating under the RE/MAX Ontario-Atlantic region are able to participate in this mortgage referral program.

MortgageBrokers.com has an agreement with only RE/MAX Ontario-Atlantic Canada Inc.

28.  Pursuant to a ten year licensing agreement dated January 30, 2006 and amended May 25, 2006, and pursuant to the execution of a one year renewable service level agreement by the RE/MAX Franchisee, the Company provides its expertise in respect of North American mortgage finance and origination business solutions to RE/MAX and its franchisees and their salespersons in the form of a program known as the “Mortgage Broker Solution.” In return, RE/MAX agreed to refer to our Company requests for mortgage financing that are received directly by RE/MAX whether received on the RE/MAX web site or otherwise.

In consideration for this alliance, the Company offers the RE/MAX franchises, associated sales associates and RE/MAX commission revenue sharing from mortgage referrals that result in a funded mortgage.

In this arrangement, an aggregate of 60% of the finder’s fee up to 45 basis points of the referred funded mortgage amount is paid to RE/MAX, of which nineteen percent is paid to RE/MAX Ontario Atlantic Inc, twenty eight percent is paid to the RE/MAX franchises and fifty three percent is paid to the associated sales associate in the form of an RRSP contribution.

29.  The following is a chronological detailed summary of all security and debt instruments issued and cancelled by the Company regarding RE/MAX and RE/MAX affiliates:

December 22, 2005 – $150,000 UNSECURED CONVERTIBLE NOTE ISSUANCE

The business purpose of this note issuance was to raise working capital to support the proposed private placement and strategic alliance activities with RE/MAX and RE/MAX affiliates and to demonstrate to the Company that RE/MAX was committed to the developing relationship.

The Company issued an unsecured convertible note to RE/MAX Ontario-Atlantic Canada Inc. ("RE/MAX") in the amount of $150,000 on December 22, 2005.  The note was non-interest bearing until such time as the note becomes due at which point it would bear interest at 10% per annum, calculated and compounded annually.  The $150,000 note is due on the earlier of:

a)
the subscription for shares of Company’s common stock (“Shares”) by such executive officers of RE/MAX as RE/MAX shall designate in connection with the proposed private placement of up to 6,000,000 Shares for gross proceeds of up to USD $6,000,000 contemplated to close in early Spring 2006; or,

b)
the deemed failure to negotiate one or more definitive agreements between RE/MAX and the Company establishing a mortgage origination and referral solution for RE/MAX, the acceptability of such definitive agreement(s), or the failure to negotiate such definitive agreement(s), to be determined by RE/MAX in its sole discretion.

The note payable may, at the option of RE/MAX, be converted in whole or in part, on a one-(1)-Share-for-U.S.$1-basis outstanding. The portion not converted shall be repayable no later than ten days following the date that RE/MAX notifies the Company of the exercise of its conversion privilege. The note conversion price was based on the existing capital structure of the Company and may be adjusted in the event of a change or reorganization to the capital structure on a pro rata basis. The note conversion price may also be adjusted in the event of a change of more than 95% of the fair market value of the Company stock at the time of note conversion.

February 21, 2006 – $100,000 UNSECURED CONVERTIBLE NOTE ISSUANCE

The business purpose of this note issuance was to raise working capital to support the private placement and strategic alliance activities with RE/MAX and RE/MAX affiliates and to demonstrate to the Company that RE/MAX was committed to the developing relationship.

The Company issued an unsecured convertible note to Glen Ellen Properties Inc., a RE/MAX affiliate company (collectively "RE/MAX"), in the amount of $100,000 on February 21, 2006.  The note was non-interest bearing until such time as the note becomes due at which point it would bear interest at 10% per annum, calculated and compounded annually.  The $100,000 note was due and payable at the option of RE/MAX on the closing date of the private placement memorandum dated January 27, 2006, assuming that no less than an aggregate of 2,000,000 shares of company common stock is subscribed for in the private placement.

The note payable may, at the option of RE/MAX, be converted in whole or in part, on a one-(1)-Share-for-U.S.$1-basis outstanding. The portion not converted shall be repayable no later than ten days following the date that RE/MAX notifies the Company of the exercise of its conversion privilege. The note conversion price was based on the existing capital structure of the Company and may be adjusted in the event of a change or reorganization to the capital structure on a pro rata basis. The note conversion price may also be adjusted in the event of a change of more than 95% of the fair market value of the Company stock at the time of note conversion.

April 21, 2006 – $75,000 UNSECURED CONVERTIBLE NOTES ISSUED

The business purpose of this note issuance was to raise working capital to support the private placement and strategic alliance activities with RE/MAX and RE/MAX affiliates and to demonstrate to the Company that RE/MAX was committed to the developing relationship.

The Company issued unsecured convertible notes to Glen Ellen Properties Inc., Bonterra Holdings Inc. and Michael Polzler, all RE/MAX affiliates (collectively "RE/MAX"), in the collective amount of $75,000 ($25,000 to each party) in April, 2006.  The notes were non-interest bearing until such time as the notes become due at which point they would bear interest at 10% per annum, calculated and compounded annually.  The $75,000 notes were due and payable at the option of RE/MAX on the closing date of the private placement memorandum dated January 27, 2006, assuming that no less than an aggregate of 2,000,000 shares of company common stock is subscribed for in the private placement.

The note payable may, at the option of RE/MAX, be converted in whole or in part, on a one-(1)-Share-for-U.S.$1-basis outstanding.  The portion not converted shall be repayable no later than ten days following the date that RE/MAX notifies the Company of the exercise of its conversion privilege.  The note conversion price is based on the existing capital structure of the Company and may be adjusted in the event of a change or reorganization to the capital structure on a pro rata basis.  The note conversion price may also be adjusted in the event of a change of more than 95% of the fair market value of the Company stock at the time of note conversion.

June 9, 2006 – PRIVATE PLACEMENT COMPLETION & CONVERSION OF NOTES IN THE AMOUNT OF $325,000

The business purpose of the private placement was to raise investment capital to support execution of the Company’s business plans.  At closing of the private placement, RE/MAX converted notes in the amounts of $325,000 to shares of our common stock at similar terms as presented in the private placement and all outstanding RE/MAX notes were accordingly cancelled.

On June 9, 2006, the Company completed an offering in which it issued a total of 2,112,470 shares of its common stock to 63 accredited investors including RE/MAX Ontario-Atlantic Canada Inc. executives, affiliates and franchisees, at a price per share of $1.00 for an aggregate offering price of $2,112,470.  Payment of $1,852,344 was received & promissory notes were executed for a balance of $260,126.  Purchasers of these securities received the following additional rights and privileges:

a)
the purchaser received a warrant (1 warrant = 1 share) to further purchase up to the total number shares of common stock purchased through the private placement exercisable at a rate of 20% each year following the anniversary date of the private placement closure.  The warrants are exercisable at a price 30% below the 30 day fair market price preceding the date such warrants are exercised.  Warrants expire if not exercised within 30 days of such anniversary date; and

b)
further, on the anniversary date of the private placement closure, the Company has agreed to issue a number of shares of common stock equal to 25% of the number of common shares purchased in the private placement for ten consecutive anniversary dates. The receipt of such shares is dependent on the execution and maintenance in good standing of the terms of a service level agreement for each of the ten years. The service level agreement included the provisions of marketing, servicing and promotional services.

    July 7, 2007 – 2007 25% ANNIVERSARY STOCK ISSUE TO PRIVATE PLACEMENT SUBSCRIBERS (478,000 shares)

The business purpose of this issuance was to incent RE/MAX affiliates to continue to support and develop the relationship with our Company over the term of the agreement.  The Company issued 478,000 shares of our common stock to 52 private placement participants in accordance with our January 31, 2006 agreement with RE/MAX.  This represented 25% of the private placement stock purchases to accredited investors who had no promissory notes outstanding and had a service level agreement in good standing.

July 7, 2007 – STOCK ISSUE TO REPLACE DELIQUENT PRIVATE PLACEMENT SUBSCRIPTION PROMISSORY NOTE HOLDERS (125,000 shares)

On July 7, 2007, the Company issued 125,000 restricted common shares at a price of $1 per share and having similar rights and obligations pursuant to the terms of the 2006 Private Placement offered to executives, franchisees and affiliates of RE/MAX.  These share rights were assigned to the new subscribers by the initial subscribers of the 2006 PPM.  These shares were issued in anticipation of the initial participants shares being cancelled.

Due to the lack of fulfilling the terms of the promissory notes, two of the original participants’ shares, for a total of 125,000 shares, are in the process of being cancelled.  As of March 31, 2008 two new participants subscribed for 125,000 shares under the private placement and as of March 31, 2008, $60,000 of the new participants’ promissory notes have been paid and $65,000 remains outstanding.

September 11, 2008 – 2008 25% ANNIVERSARY STOCK ISSUE TO PRIVATE PLACEMENT SUBSCRIBERS (490,500 shares)

The business purpose of this issuance is to incent RE/MAX affiliates to continue to support and develop the relationship with our Company over the term of the agreement.  The Company issued 490,500 shares of our common stock to 52 private placement participants in accordance with our January 31, 2006 agreement with RE/MAX.  This represented 25% of the private placement stock purchases to accredited investors who had no promissory notes outstanding and had a service level agreement in good standing.

October 21, 2008 – ISSUE OF 197,078 SHARES ASSOCIATED WITH THE EXERCISE OF 223,078 WARRANTS

As at September 30, 2007, 216,078 of the outstanding private placement warrants exercisable in 2007 were exercised for a total value of $62,056.  As at December 31st, 2008, 17,000 of the outstanding private placement warrants exercisable in 2008 were exercised for a total value of $2,730.

To-date, we received payment for 197,078 warrants exercised for total proceeds of $56,546.  The Company issued 197,078 shares of our stock to RE/MAX private participants on October 21, 2008 for the afore-mentioned stock warrant exercises.

This information has been disclosed through our filings to-date and we would ask the SEC, if the SEC feels it is required, where this information would be best disclosed in our filings to enhance current disclosures?

Maxwell Agreement, page 6

   30.  Per a three year renewable agreement dated April 12, 2006 and pursuant to the execution of a service level agreement by the Maxwell Franchisee, the Company committed to issuing to Maxwell, at no cost, stock-based compensation in the form of warrants based on referrals leading to funded mortgage origination volume.  In summary, and on a pro rata basis, Maxwell have the opportunity to earn 3,000 warrants (1 warrant convertible to 1 share) for every $10,000,000 in funded mortgage origination annually that were a result of a Maxwell referral.  Warrant earned between 2006 through 2011 are fully earned and vested assuming our agreement is in good standing with Maxwell on December 31, 2011.  To-date the Company has not issued any warrants to Maxwell related to this program.  As at December 31, 2007, the Company had accrued, as stock-based compensation payable to Maxwell, 18,770 common shares at a price of $0.30 per share (December 31, 2007 day closing price of our stock) for a total of $5,631 payable.

Based upon the authoritative guidance provided in Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services, we have established our accounting policy for the accounting of warrants granted to our mortgage origination sales referral stock-based compensation as follows:

i.	Pursuant to EITF 96-18, the Measurement Date for this program’s warrant issues is the end of the respective warrant series earnings date which is December 31, 2011.

ii.
Prior to the Measurement Date, in keeping with EITF 96-18 for estimating the expense of the service provided associated with the future warrant issue, the Company will account for an expense on a quarterly basis until the Measurement Date, based on a determination of the “then current value” and adjusted quarterly using “modification accounting” methodology in accordance to paragraph 35 of Statement 123 referenced in EITF 96-18.  The current lowest aggregate fair value of the potential warrant issue will be determined as follows:

a)
the annualized quarterly mortgage origination will be compared to current formulae applicable to the origination sales volume and a determination of the corresponding amount of warrants to be issued at the Measurement Date will be determined;

b)	The cost of the warrants will be adjusted to reflect the greater of the respective quarter end date or $1.00; and

c)	To match the interim cost of the cumulative service provided to-date, the calculated cost will be divided by the number of quarters in a given warrant series earning period.

Item 3. Legal proceedings, page 6

31.  On October 27, 2006, Trisan Equitable Corporation (“Trisan”) commenced an action in the Ontario Superior Court in Ontario, Canada against several parties, including MortgageBrokers.com Inc. (“MBI”), our Ontario subsidiary, and Alex Haditaghi, our principal shareholder, sole director and chief executive officer, and several affiliates of Mr. Haditaghi (collectively “Borrowing Parties”). The statement of claim filed by Trisan asserted a number of claims in the aggregate amount of approximately CDN$1.4 million, arising out of a loan agreement with Trisan dated January 27, 2005 pursuant to which Trisan agreed to loan all of the Borrowing Parties the sum of CDN$750,000, which funds were to be used by Mr. Haditaghi for the purpose of acquiring shares of Magna Data, Inc. (the “Magna Data Shares”)  Trisan alleged in its statement of claim, among other things, that:

➢	it ultimately loaned upwards of CDN$550,000 pursuant to the loan agreement;

➢	the purchased Magna Data Shares were to be pledged as security for repayment of the loan to the Borrowing Parties,

➢	Trisan was to have been issued, upon certain conditions, 500,000 shares of the Company’s common stock;

➢	the funds advanced to Mr. Haditaghi and/or MBI were never repaid; and,

➢	Trisan obtained security for such repayment of the loan from a number of the Borrowing Parties, but not from MBI.

In January 2007, the Company and the Borrowing Parties filed a statement of defense, cross-claim and counterclaim in response to Trisan’s statement of claim, in which the Borrowing Parties alleged breach of the loan agreement by Trisan.

On October 3, 2007 a partial summary judgment from the Ontario Superior Court ordered that the Borrowing Parties pay Trisan the sum of CDN$598,636 within 90 days, along with interest in the amount of CDN$136,128 and legal expenses in the amount of CDN$8,907. The court further ordered the dismissal of the counterclaim filed by the Company and the Borrowing Parties and ordered that the balance of Trisan’s claims contained in its statement of claim should proceed to trial.  The Court further ordered that 500,000 unrestricted shares of the Company be deposited by the defendants with an escrow agent upon payment of the above ordered amounts, pending final disposition of Trisan’s other claims and that costs of the motion for summary judgment be fixed at CDN$5,000 payable to Trisan within 90 days. Upon payment of the judgment amount, the security provided for the loan would be released.

The October 3, 2007 partial summary judgment was appealed by the Company and the Borrowing Parties, but the judgment was upheld on appeal by the Ontario Court of Appeal on March 31, 2008 with costs for the appeal fixed at $CDN5,000.

No decision has yet been made as to allocation of liability for the judgment among the Borrowing Parties.  Alex Haditaghi is currently involved in negotiations with Trisan to personally satisfy the outstanding judgment on behalf of the Borrowing Parties.

Prior to October 3, 2007, it was assessed by Company management that the possibility of the Company incurring a loss associated with the October 27, 2006 Trisan claim was remote considering that:

a)	there were multiple parties named as Defendants including the Company’s subsidiary MBI;

b)	our legal counsel felt we had a strong defense to the claim; and,

c)
Alex Haditaghi represented to the Company management that in the event that the Company was exposed to a loss associated with the claim, Mr. Haditaghi would satisfy any judgment associated with the claim on a personal basis.

It was on this basis that the Company disclosed the claim but did not accrue for the loss contingency between October 27, 2006 and October 3, 2007.

In the fourth quarter of 2007, following the issued judgment on October 3, 2007, Alex Haditaghi commenced negotiations with Trisan to satisfy the judgment on a personal basis.  Mr. Haditaghi has indicated to the Company that these discussions are nearing a satisfactory resolution.  While these negotiations are carried out, the Company has fully accrued for the judgment.  Once Mr. Haditaghi has satisfied the outstanding judgment personally, it is the company’s intent to refile our filings to remove this accrual.

32.  As noted in 31), the Court ordered that 500,000 unrestricted shares of the Company be deposited by the defendants with an escrow agent upon payment of the above ordered amounts (as described in 31 above) a, pending final disposition of Trisan’s other claims.  Alex Haditaghi, our principal shareholder, sole director and chief executive officer of Mortgagebrokers.com Holdings Inc. has agreed to take responsibility for assigning 500,000 restricted shares from his personal holdings with an escrow agent.  Such shares were acquired during Mr. Haditaghi’s stock purchase transaction executed on January 31, 2005.

Securities Authorized for Issuance under Equity Compensation Plan, page 8

33.  The Service Compensation Plan was a name for a plan being established that would see the Company issue restricted stock to service provider consultants in lieu of cash payment to protect the Company’s working capital.  This plan was never formalized or registered and associated stock issuances to-date were issued under the exemptions afforded under regulation S and Section 4(2) of the securities Act of 1933.

Recent Sales of unregistered Securities, page 9

34.  On July 7, 2007, the Company issued 478,000 restricted common shares under the terms of its Mortgage Service License Agreement with RE/MAX Ontario-Atlantic Canada Inc, and its franchisee and broker owners that participated in the private placement offering which closed on June 9, 2006.  The shares were issued at $0.42 per share which was the closing price for the shares on July 7, 2007.

On July 23, 2007, the Company issued 40,000 restricted common shares to Alexander Gershtein in exchange for furniture and equipment valued at $45,416,.  The shares issued in this transaction were valued at the replacement value of the furniture and equipment received in exchange for the shares.

On July 23, 2007, the Company issued 25,000 restricted common shares at a price of $1.00 per share to Kalymon Consulting Ltd. in exchange for consulting services.  The shares issued in this transaction were valued based on the value ascribed to the services received.

On July 23, 2007, the Company issued 1,700,000 shares of restricted (Rule 144) Company stock to its senior management team based upon draft management agreements that are under preparation.  These shares have not been released and the release is pending the finalizing and execution of management agreements.

On November 2, 2007, the Company committed to issuing 50,000 shares to vFinance, Inc. and affiliates in exchange for investment banking services pursuant to the execution of an investment banking service agreement for services over the following 12 months.  These shares were valued at the price per share on the date of issuance which was issued on February 5, 2008 at a price of $0.19 per share.

These issuances were recorded as follows:

Shared issued for Furniture and Equipment

Dr:  Furniture and/or Equipment
Cr:  Capital Stock & Additional Paid in Capital

Shares issued for Service

Dr:  Stock Based Compensation for Service
Cr:  Capital Stock & Additional Paid in Capital

Stock Issued for Employee Stock-based Compensation

Dr:  Stock-Based Compensation
C:  Capital Stock & Additional Paid in Capital

      35.  During 2007, the Company issued restricted shares of its common stock for services, cash or assets.  The following shares were issued by the Company relying upon the exemption from registration as set forth in Regulation S of the Securities Act for the issuance of these shares.  The stockholders are not a "U.S. Person" as that term is defined in the Securities Act, and at the time of the offering and issuance of the shares, the stockholders were located outside of the United States.  In addition, the stockholders took the shares for investment purposes without a view to distribution and had access to information concerning the Company and our business prospects, and were permitted access to the Company's management for the purpose of acquiring investment information, as required by the Securities Act.  Further, there was no general solicitation or advertising for the issuance of the shares.  The Company issued the shares without compliance with the registration requirements of the Securities Act in reliance upon the exemptions there from afforded by Regulation S:

On September 15, 2005, Elliot Sud subscribed for 100,000 shares of common stock at $1 per share. Payment for the subscription was received on September 15, 2006 ($84,340) and on November 10, 2006 ($15,560). The shares were approved by the Company for issuance on November 8, 2005 and the 100,000 shares were issued on March 14, 2006.

On July 7, 2007, the Company issued 478,000 restricted common shares under the terms of its Mortgage Service License Agreement with RE/MAX Ontario-Atlantic Canada Inc, and its franchisee and broker owners that participated in the private placement offering which closed on June 9, 2006.  The shares were issued at $0.42 per share.

On July 23, 2007, the Company issued 40,000 restricted common shares to Alexander Gershtein in exchange for furniture and equipment valued at $45,416.

On July 23, 2007, the Company issued 25,000 restricted common shares at a price of $1.00 per share to Kalymon Consulting Ltd. in exchange for consulting services.

On July 23, 2007, the Company issued 1,700,000 shares of restricted Company stock to its senior management team based upon draft management agreements that are expected to be executed by December 31, 2007.  These shares have not been released and the release is pending the finalizing and execution of management agreements.

During 2007, the Company issued restricted shares of its common stock.  The following shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering.  The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered.  We did not undertake an offering in which we sold a high number of shares to a high number of investors.  In addition, this shareholder had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for these transactions:

On January 3, 2007, the Company issued 10,000 restricted common shares at a price of $0.75 per share for total amount of $7,500 to SmallCapVoice.com, based on the execution of an investor relations agreement.

On November 2, 2007, the Company committed to issuing 50,000 shares to vFinance, Inc. and affiliates in exchange for investment banking services pursuant to the execution of an investment banking service agreement for services over the following 12 months.

During 2006, the Company issued restricted shares of its common stock in a private placement which closed on June 9, 2006:

On June 9, 2006, the Company completed an offering in which it issued a total of 2,112,470 shares of its common stock to accredited investors including RE/MAX Ontario-Atlantic Canada Inc., its executives and franchisees, at a price per unit of $1.00 for an aggregate offering price of $2,112,470. Purchasers of these securities receive the following additional rights and privileges:

a)
the purchaser received a warrant (1 warrant = 1 share) to further purchase up to the total number shares of common stock purchased through the private placement exercisable at a rate of 20% each year following the anniversary date of the private placement closure. The warrants are exercisable at a price 30% below the 30 day fair market price preceding the date such warrants are exercised. Warrants expire if not exercised within 30 days of such anniversary date; and,

b)
further, pursuant to the execution of a service level agreement, on the anniversary date of the private placement closure, the Company has agreed to issue a number of shares of common stock equal to 25% of the number of common shares purchased in the private placement for ten consecutive anniversary dates. The receipt of such shares is dependent on the execution and maintenance in good standing of the terms of a service level agreement for each of the ten years. The service level agreement included the provisions of marketing, servicing and promotional services.

The private placement shares were issued in reliance on the exemption under Regulation D, Rule 506 and Regulation S of the Securities Act of 1933, as amended (the “Act”).  In summary:

Regulation D Rule 506

The Common Stock issued in our Regulation D, Rule 506 Offering was issued in a transaction not involving a public offering in reliance upon an exemption from registration provided by Rule 506 of Regulation D of the Securities Act of 1933.  In accordance with Section 230.506 (b)(1) of the Securities Act of 1933, these shares qualified for exemption under the Rule 506 exemption for this offerings since it met the following requirements set forth in Reg. §§230.506:

(A)	No general solicitation or advertising was conducted by us in connection with the offering of any of the Shares.

(B)
At the time of the offering we were not: (1) subject to the reporting requirements of Section 13 or 15 (d) of the Exchange Act; or (2) an “investment company” within the meaning of the federal securities laws.

(C)
Neither we, nor any of our predecessors, nor any of our directors, nor any beneficial owner of 10% or more of any class of our equity securities, nor any promoter currently connected with us in any capacity has been convicted within the past ten years of any felony in connection with the purchase or sale of any security.

(D)	The offers and sales of securities by us pursuant to the offerings were not attempts to evade any registration or sale requirements of the securities laws of the United States or any of its states.

(E)	None of the investors are affiliated with any of our directors, officers or promoters or any beneficial owner of 10% or more of our securities.

Please note that pursuant to Rule 506, all shares purchased in the Regulation D Rule 506 offering completed on June 9, 2006, were restricted in accordance with Rule 144 of the Securities Act of 1933.  In addition, each of these shareholders were either accredited as defined in Rule 501 (a) of Regulation D promulgated under the Securities Act or sophisticated as defined in Rule 506(b)(2)(ii) of Regulation D promulgated under the Securities Act.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

Regulation S

The Company relied upon the exemption from registration as set forth in Regulation S of the Securities Act for the issuance of these shares.  The stockholders are not a "U.S. Person" as that term is defined in the Securities Act, and at the time of the offering and issuance of the shares, the stockholders were located outside of the United States.  In addition, the stockholders took the shares for investment purposes without a view to distribution and had access to information concerning the Company and our business prospects, and were permitted access to the Company's management for the purpose of acquiring investment information, as required by the Securities Act.  Further, there was no general solicitation or advertising for the issuance of the shares.  The Company issued the shares without compliance with the registration requirements of the Securities Act in reliance upon the exemptions there from afforded by Regulation S.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Results of Operations, page 10

                36.  a)  It is the Company’s position that this information is highly confidential and its disclosure creates a competitive disadvantage for us with respect to our competition.  The release of this information to our competitors reveals the company’s strategic lender relationships and allows them to use this to both recruit away our agents and leverage lender relationships away from us.  We maintain this information in strictest confidence and do not wish to release it.  We feel it does not add or enhance our disclosure in any significant way.

b)  Most lenders pay the Company a referral finder’s fee.  This finder’s fee is generally a fixed percentage of principal amounts of the mortgage being placed and varies depending on the mortgage term chosen by the customer.

                In addition, most lenders who pay a referral finders fee also pay the Company a volume bonus for the aggregate mortgage volumes placed with a particular lender above volume thresholds established from time to time.  As the Company’s volume has grown, the Company has been able to capitalize on achieving higher volume bonus tiers with lenders that pay a volume bonus.

                A select number of lenders also provide our network of mortgage agents loyalty programs that generate additional revenue for their individual referral of mortgage origination volume with certain lenders.  Those lenders – typically that cover the alternative and sub-prime mortgage risk market segment do not pay a referral finders fee and subsequently our network of mortgage agents are required to charge brokerage fees to generate revenue.

In summary, in 2008, broker fee revenue amounted to 3.8% of our gross revenue, finders fee revenue amounted to 77.7% of our gross revenue, volume bonus revenue amounted to 16.5% of our gross revenue, and insurance revenue amounted to 2.1% of our gross revenue.  There has been no substantive trends in revenue segmentation or revenue margins on mortgage origination period over period over the past three periods.  Management will continue to monitor these trends for significance.

At the present time, considering the relatively small proportions of revenue associated with insurance commissions and broker fees, we believe that the presentation of our revenue on a segmented basis will not enhance our disclosures.  Therefore, for the time being, we will report the top-line revenue numbers in our filings along with a brief discussion in our Management Discussions and Analysis of the percent components that comprise the revenue from finders fees, volume bonus and other.

       With respect to any additional tabular disclosure of this information, it is the Company’s position that this information is highly confidential and its disclosure creates a competitive disadvantage for us with respect to our competition.  The release of this information to our competitors reveals the company’s strategic revenue arrangements and allows them to use this to both recruit away our agents and leverage lender relationships away from us.  We maintain this information in strictest confidence and do not wish to release it.  We feel it does not add or enhance our disclosure in any significant way.

c)  We currently earn additional commission revenue through the referral and placement of creditor insurance with Benesure Canada Inc.  In 2008, the Company earned CDN $378,000 from creditor insurance sales.  The number of creditor insurance policies sold as a percentage of funded mortgage referrals was 17% and concerted efforts are being made to increase this penetration ratio.  The Company earns revenue in the form of an upfront fee as well as an on-going trailer fee.

d)  Of the expenses reported on the Consolidated Statement of Operations and Comprehensive Loss, the following summarizes the equity compensation issuance portion during the period and their handling:

On January 3, 2007, the Company issued 10,000 restricted common shares at a price of $0.75 per share for total amount of $7,500 to SmallCapVoice.com, based on the execution of an investor relations agreement dated January 3, 2007.

On July 7, 2007, the Company issued 478,000 restricted common shares under the terms of its Mortgage Service License Agreement with RE/MAX Ontario-Atlantic Canada Inc, and its franchisee and broker owners that participated in the private placement offering which closed on June 9, 2006.  The shares were issued at $0.42 per share.

On July 23, 2007, the Company issued 25,000 restricted common shares at a price of $1.00 per share to Kalymon Consulting Ltd. in exchange for consulting services under its Service Compensation Plan.

On July 23, 2007, the Company issued 1,700,000 shares of restricted (Rule 144) Company stock to its senior management team based upon draft management agreements that are expected to be executed by December 31, 2007.  These shares have not been released and the release is pending the finalizing and execution of management agreements.  These shares were issued under the Company’s Equity Compensation Plan.

All of these issuances were accounted for in the period based on the amounts accrued and incurred during the period.

e) The Company’s operating expenses increased in 2007 by 105% over 2006. The primary components that make up this increase are agent commissions, salaries and benefits, general and administrative expenses, occupancy costs and stock-based compensation:

➢
73% of the operating expenses in 2007 were associated with agent commissions. Agent commission fees as a percent of revenues increased by 15% from 2006 to 2007. This is primarily related to an increase in the volume of mortgage origination that was sourced from referral alliances such as RE/MAX (from which the Company receives a marginally smaller portion of the commission fees) and the introduction of higher commission fees paid out to our larger agent teams (in excess of $100 million in mortgage origination annually) so that they do not leave the Company to work with other organizations who pay higher commission fees.  It was originally anticipated that offering stock-based compensation to our mortgage agents would stop the creep of having to pay higher commission fees to keep our agents from leaving to other brokerages who pay out a higher proportion of commission fees.  Management is hoping that through our public company mortgage broker model, our agents interests will be aligned with those of shareholders where agents are not solely focused on short term commission-based gains.  The Company is watching this trend with interest to evaluate the long term viability of our model.;

➢
11% of the operating expenses in 2007 were associated with salaries and benefits. Salaries and benefits as a percent of total operating expenses decreased by 31% from 2006 to 2007.  This was primarily due to the need to increase our human resources to manage our rapid growth.

➢
General and administrative expenses as a percent of total operating expenses decreased by 41% from 2006 to 2007.  We believe that this trend is associated with management maintaining expenses to minimum levels while we strive to profitability while significantly increasing our top-line revenue.  Our general and administrative expenses increased from $800,134 in 2006 to $968,296 in 2007.  These expenses were very broad based and are reflective of the added expenses the Company has incurred to grow our business as reflected in the period over period reported top-line revenue growth.

➢	Occupancy costs increased 33% from 2006 to $126,886 and is primarily related to moving into the Company’s current corporate office space which will meet corporate growth needs for the near future.

➢
Stock-based compensation expenses decreased by 12% from 2006 to $852,015 and represented less than 10% of total operating expenses in 2007.  These expenses are based in part on period prices of our stock and as such management has little control over the prices of these charges and has little comment regarding their period over period trends.  In general, there is an increase in the accrual of stock-based compensation period over period as our ‘book of business’ grows and mortgage agents are earning more stock-based compensation.  Management continues to evaluate our stock-based compensation programs annually and no modifications to the existing programs have been made during the period or since.

f)  Our loss from operations increased nominally from $1,975,871 in 2006 to $2,047,076 in 2007 or approximately 3.5%.  Despite our significant increases in top line revenue period over period, our operational profitability has not improved to-date.  If this trend continues, the Company will not be able to achieve profitability as we continue to grow.  Management believes we will improve our profitability by increasing our top-line revenue, increasing existing operational capacity with only minor marginal expense increases, improving our lender commission revenue through revenue management leveraging origination volumes with our lenders, reducing stock-based compensation for newly recruited mortgage agents, and, leveraging our sales force with new products and services that have improved margin contributions for the Company.

Liquidity and Capital Resources, page 11

37.  The Company must pay annual registration fees to license its’ agents with Provincial regulators annually.  These expenses are a flow-through as they must be paid by the Company but are collected by the Company from the agents.  The Company attempts to collect such fees in advance of the payment deadline and records such as a liability in Cash.  If the Company has made payment of the fees but has yet to collect from the respective agents, the Company records these fees as pre-paid expenses

38.  Work in Progress payables occur when the Company has received commission revenue from the lender for a mortgage transaction that the Company’s mortgage agent has originated, but the commission fee has not been distributed to the various parties involved in the transaction such as the mortgage agent, a teamed agent or a referral source.  The Commission fee is not distributed until the mortgage agent has submitted a mortgage origination transaction file to the Company for compliance review as required by Provincial regulations.  If the transaction successfully passes compliance, the file is passed to our payroll department for processing.  This entire process typically takes one week but this time period can be increased waiting for the receipt of the mortgage agent’s transaction file or dealing with matters of non-compliance.  During this time, the Company classifies the portion of the received commission revenue that would be distributed to third parties as a Work in Progress payable.

Accounts payable increased 428% over 2006 to $791,419 in 2007. This is a direct result of our mortgage agent recruitment program success, as the bulk of this payable amount is Work in Progress payable following completion of mortgage agent origination compliance procedures. The company expects that this trend will continue through 2008 assuming our mortgage agent recruitment program continues the pace in 2008 as experienced in 2007.

39.	legal Proceedings – see 31) and 32).

Item 8A (T), Controls and procedures, page 14

40.  The Company had restated Form 10-QSB for the first, second and third quarters of 2006 and the first quarter of 2007 on August 17, 2007.  The following summarizes the process under which these restatements took place:

➢
In the fourth quarter of 2006, following receipt of SEC correspondence on September 25, 2006, the Company worked with our contracted bookkeepers, auditors and legal counsel to respond to the 2006 SEC inquiry and through that process identified deficiencies in our accounting policies.  The Company completed considerable work to make the required changes to eliminate these deficiencies and subsequently filed our first filing with these changes incorporated with our 2006 Form 10-KSB.

➢
In the first quarter of 2007, the Company changed auditors and under time constraints, made additional errors in preparing it’s first quarter financial statements associated with our 2007 first quarter Form 10-QSB.

➢	In late spring of 2007 we hired a controller to strengthen our in-house accounting capabilities and systems.

➢
On August 17, 2007 we filed restatements of Form 10-QSB for the first, second and third quarters of 2006 and the first quarter of 2007 (the first quarter of 2006 restatement was incorporated into the first quarter of 2007 restatement as comparable).

➢
Following these restatements, we felt that our accounting policies and control procedures were effective and congruent with applicable FASB standards, EITF policies or AICPA accounting interpretations as they might apply to our business operations.

As such, when it came time to prepare our 2007 year end filings, we thought it incumbent upon us to indicate that during the 2007 period (specifically referring to the first quarter of 2007) our internal controls over financial reporting was not effective.  However, following the first quarter of 2007 and to-date, we do feel that our internal controls over financial reporting were effective.  Please advise us as to whether we needed to amend our Report on Internal Controls Over Financial Reporting.

41.  The following summarizes what was disclosed in each restatement regarding the nature of the material weaknesses (material weaknesses being described as either an accounting policy that was not congruent with FASB standards, EITF policies or AICPA accounting interpretations as they might apply to our business operations or an error in accounting in excess of the materiality standard currently established by our auditors of $50,000):

I.
In addition to earned commission fees, the Company provides an opportunity for our Canadian subsidiary's national agency sales force to earn stock warrants in the Company based on annual sales volumes over a period of time (“stock-based compensation”).

While the accrual and issue of stock-based compensation represents an immediate charge to the Company's bottom line at this early stage in it's growth, the Company management believes that the benefits of leveraging the Company's capital structure to rapidly build a quality `book of business' far outweigh the short term expense as we hope to build a long term, sustainably profitable partnership with our sales force whose interests are aligned with those of shareholders.

II.
Pursuant to a long term licensing agreements the Company is committed to issuing to real estate strategic alliances in Canada, at no cost, warrants for common stock of the Company based on referrals leading to funded mortgage origination volume.

While the accrual and issue of stock-based compensation represents an immediate charge to the Company's bottom line at this early stage in it's growth, the Company believes that the benefits of leveraging the Company's capital structure to rapidly build a long term quality origination sales referral pipeline far outweigh the short term expense as we build a long term, sustainably profitable partnership with our market partners whose interests are aligned with those of our shareholders.

The following provides the detailed discussion and schedule of effects for those items and circumstances that resulted in the restatement of our 2006 and 2007 first quarter Form 10 QSB:

➢	It was determined that the Company inadvertently excluded shares accrual for participants in the private placement which closed on June 9, 2006 (note 11).

➢	It was determined that the Company inadvertently deferred offering costs.

➢	It was determined that the Company inadvertently excluded warrant accruals earned by agents.

➢	It was determined that the company inadvertently excluded revenue earned and received.

➢	Funds received by the company were inadvertently recorded as advances from related party, when funds actually related to capital stock and additional paid-in-capital.

➢	It was determined that the company inadvertently over accrued commissions expense at period end.

➢	It was determined that the company inadvertently excluded employee stock-based compensation accrual.

➢	It was determined that the company inadvertently excluded the non-cash interest expense related to the beneficial conversion feature in the $100,000 and $150,000 notes payable.

The effect on the condensed consolidated interim statement of operations and comprehensive loss for the 3 months period ended March 31, 2006 and 2007 and the condensed consolidated interim balance sheet, for the 3 month period ended March 31, 2006 and 2007 is as follows:

	As Previously Reported	Change	Restated
Condensed Consolidated Interim Statement of Operations and Comprehensive Loss for the 3 months ended March 31, 2007
Revenue (d)	$1,189,252	$101,723	$1,290,975
Commission and agent fees (f)	$1,209,691	$(20,457)	$1,189,234
Stock based compensation (c)	$358,139	$(315,632)	$42,507
General and administrative expenses (g)	$238,298	$(35,163)	$203,135
Employee stock-based compensation (i)	$695,181	$(513,075)	$182,106
Net loss	$(1,735,150)	$(986,050)	$(749,100)

Condensed Consolidated Interim Balance Sheet – March 31 2007
Cash and cash equivalents (d)	684,174	103,336	787,510
Accounts payable (g)	520,984	(35,726)	485,258
Accrued liabilities (f)	104,839	(17,561)	87,278
Employee stock-based compensation accrual (i)	$1,509,031	$(513,075)	$995,956
Stock-based compensation accrual (c)	$467,273	$(315,632)	$151,641
Accumulated deficit	$(5,046,697)	$(984,910)	$(4,061,787)

Condensed Consolidated Interim Statement of Operations and Comprehensive Loss for the 3 months ended March 31, 2006
Stock based compensation (c)	$-	$21,919	$21,919
Employee stock-based compensation (i)	$-	$371,743	$371,743
Interest expense – beneficial conversion feature (j)	$-	$108,840	$108,840
Foreign currency translation adjustment	$7,904	$(3,254)	$4,650
Net loss	$(617,307)	$(502,502)	$(1,119,809)

Condensed Consolidated Interim Balance Sheet – March 31 2006
Deferred offering costs (b)	$-	$8,568	$8,568
Bank indebtedness (h)	$207,108	$112,530	$94,578
Accounts payable and accrued liabilities (b)	$300,331	$(9,168)	$291,163
Advances from related party (e)	$341,407	$(15,660)	$325,747
Additional paid in capital (j)	$1,299,291	$137,577	$1,436,868
Employee stock-based compensation accrual (i)	$-	$997,654	$997,654
Stock-based compensation accrual (c)	$-	$21,919	$21,919
Accumulated other comprehensive income	$3,224	$1,426	$4,650
Accumulated deficit	$(1,277,716)	$(1,146,103)	$(2,423,819)

The following provides the detailed discussion and schedule of effects for those items and circumstances that resulted in the restatement of our 2006 second quarter Form 10 QSB:

➢	It was determined that the Company inadvertently excluded shares accrual for participants in the private placement which closed on June 9, 2006 (note 10)

➢	It was determined that the Company inadvertently deferred offering costs relating to an offering finalized in 2005. As well as capitalizing consulting fees that should have been expensed.

➢	It was determined that the Company inadvertently excluded warrant accruals earned by agents.

➢	It was determined that the Company incorrectly classified a due to shareholder amount as a note payable.

➢	Funds received by the Company where inadvertently recorded as advances from related party, when the funds actually related to capital stock and additional capital paid.

➢	It was determined that the Company inadvertently included the value of the warrants issued in a private placement to Re/MAX affiliates and executives in additional paid-in capital.

➢	It was determined that the Company inadvertently classified a prepaid expense as a deferred offering cost.

➢	It was determined that the Company inadvertently recorded capital stock issuance when the capital stock was cancelled during the period ended.

➢	It was determined that the company inadvertently excluded employee stock-based compensation accrual.

➢	It was determined that the company inadvertently excluded the non-cash interest expense related to the beneficial conversion feature in the $100,000 and $150,000 notes payable.

The effect on the condensed consolidated interim statement of operations and comprehensive loss for the 3 months and 6 months period ended June 30, 2006 and the condensed consolidated interim balance sheet, for the 6 month period ended June 30, 2006 is as follows:

	As Previously Reported	Change	Restated
Condensed Consolidated Interim Statement of Operations and Comprehensive Loss for the 3 months ended June 30, 2006
Stock based compensation (a)	$-	$25,263	$25,263
Stock based compensation (c)	$-	$11,107	$11,107
General and administrative expenses (b)	$164,859	$4,418	$169,277
Employee stock-based compensation (i)	$-	$(319,290)	$(319,290)
Net loss	$(295,609)	$278,502	$(17,107)

Condensed Consolidated Interim Statement of Operations and Comprehensive Loss for the 6 months ended June 30, 2006
Stock based compensation (a)	$-	$25,263	$25,263
Stock based compensation (c)	$-	$33,026	$33,026
General and administrative expenses (b)	$697,839	$4,418	$702,257
Employee stock-based compensation (i)	$-	$52,453	$52,453
Interest expense – beneficial conversion feature (j)	$-	$108,840	$108,840
Net loss	$(906,565)	$(224,000)	$(1,130,565)

Condensed Consolidated Interim Balance Sheet
Prepaid expense (g)	$100,303	$25,000	$125,303
Deferred offering costs (b), (g)	$44,818	$(42,578)	$2,240
Note payable (d)	$7,500	$(7,500)	$-
Advances from related party (d), (e)	$320,283	$(8,161)	$312,122
Capital stock (h)	$3,555	$44	$3,599
Additional paid in capital (e), (f), (h)	$3,223,644	$(1,095,072)	$2,128,572
Stock-based compensation accrual – current portion (a)	$-	$25,263	$25,263
Employee stock-based compensation accrual (i)	$-	$678,364	$678,364
Stock-based compensation accrual (c)	$-	$33,026	$33,026
Additional paid in capital - Warrants (f)	$-	$732,605	$732,605
Subscription receivable (h)	$(760,126)	$500,000	$(260,126)
Accumulated deficit	$(1,573,322)	$(867,604)	$(2,440,926)

The following provides the detailed discussion of those items and circumstances that resulted in the restatement of our 2006 third quarter Form 10 QSB:

➢	It was determined that the Company inadvertently excluded warrants accrued for mortgage agent sales and associated referrals from strategic alliance partners in the third quarter

➢	It was determined that the Company inadvertently deferred offering costs finalized in the second quarter.

➢	The Company inadvertently recorded as cash, the funds that related to payable referral fees held in trust.

➢	It was determined that the Company inadvertently classified a prepaid amount as additional paid in capital.

➢	It was determined that the Company incorrectly classified a due to shareholder amount as a note payable.

➢	Funds received by the Company where inadvertently recorded as advances from related party when the funds actually related to capital stock and additional capital paid.

➢	It was determined that the Company inadvertently excluded warrants granted in a private placement the company closed on June 12, 2006.

➢	It was determined that the company inadvertently excluded employee stock-based compensation accrual.

➢	It was determined that the company inadvertently excluded the non-cash interest expense related to the beneficial conversion feature in the $100,000 and $150,000 notes payable.

The effect on the condensed consolidated interim balance sheet and condensed consolidated interim statement of operations for the 3 months and 9 months period ended September 30, 2006 is as follows:

	As Previously Reported	Change	Restated
Condensed Consolidated Interim Statement of Operations and Comprehensive Loss for the 3 months ended September 30, 2006
Stock based compensation (g)	$-	$60,097	$60,097
Stock based compensation (a)	$-	$3,432	$3,432
Employee stock based compensation (h)	$-	$(222,153)	$(222,153)
General and administrative expenses (b)	$264,811	$(19,697)	$245,114
Net loss	$(148,049)	$178,325	$30,276
Foreign currency translation adjustment	$(64,675)	$(8,529)	$(73,204)

Condensed Consolidated Interim Statement of Operations and Comprehensive Loss for the 9 months ended September 30, 2006
Stock based compensation (g)	$-	$85,360	$85,360
Stock based compensation (a)	$-	$36,458	$36,458
Employee stock based compensation (h)		$(169,700)	(169,700)
General and administrative expenses (b)	$960,202	$(12,831)	$947,371
Interest expense – beneficial conversion feature (i)	$-	$108,840	$108,840
Net loss	$(1,058,517)	$(48,123)	$(1,106,640)
Foreign currency translation adjustment	$(66,402)	$(2,932)	$(63,470)

Condensed Consolidated Interim Balance Sheet
Cash and cash equivalence(c)	$1,349,303	$(10,852)	$1,338,451
Referral fees held in trust (c)	$-	$10,863	$10,863
Prepaid expenses (d)	$37,170	$25,000	$62,170
Note payable (e)	$18,360	$(18,360)	$-
Trust liability (c)	$-	$10,863	$10,863
Advances from related party (e), (f)	$251,774	$(8,164)	$243,610
Stock-based compensation accrual – current portion (g)	$-	$85,360	$85,360
Employee stock-based compensation accrual (h)	$-	$456,212	$456,212
Stock-based compensation accrual (a)	$-	$36,458	$36,458
Additional paid-in capital (a), (d), (f), (g)	$2,698,600	$(570,042)	$2,128,558
Additional paid-in capital - warrants (g)	$-	$732,605	$732,605
Deficit	$(1,718,923)	$(691,727)	$(2,410,650)
Accumulated other comprehensive loss	$(55,274)	$(8,196)	$(63,470)

42.  Please see our response to 40) and 41).

43.  Our auditor was able to issue a clean opinion on our financial statements as the period for which we had deficiencies was limited to our first quarter of 2007 and that quarter was restated on August 17, 2007.  Our auditors were performing an audit on a period ending with no deficiencies subsequent to the 2007 first quarter restatement of Form 10-QSB.

Summary Compensation Table, page 17

44.  We had summarized in a footnote (Footnote 2 to Summary Compensation Table in Item 10 of Form 10-KSB) describing how we calculated the stock awards.  We will provide in future filings a reference to further describe the awards in the Management Discussions and Analysis.

Certain Relationships and Related Transactions, page 19

45.  We will accordingly revise our future financial statements to include all related party transactions.

Advances from Related Party

As of December 31, 2007, the controlling shareholder and Chief Executive Officer of the Company had advanced $170,691 (December 31, 2006 - $204,868) to fund the working capital of the Company. The advances are non-interest bearing, due on demand and unsecured.

For the period of September 2006 to March 2007, the Company operated from a property owned by a related party and did not incur any rent expenses during this period.  No amount was paid by either party or is due from one party to another related to this transaction.

On August 1, 2007, the Company’s current office space was sold to a related party of the Chief Executive Officer, the Company’s majority shareholder.  The Company’s lease agreement obligation was extended from two to five years.

Principal Accountant and Fees, page 19

46 a)  Please see our responses to 40) and 41).

46 b)  Please see our responses to 40) and 41).  The Company had filed amended Form 10-QSB which included restated financials for the first, second and third quarters of 2006 and the first quarter of 2007 on August 17, 2007.

46 c)  Please see our responses to 40) and 41).

46 d)  As indicated earlier in 40) above, in the fourth quarter of 2006, following receipt of SEC correspondence on September 25, 2006, the Company worked with our contracted bookkeepers, auditors and legal counsel to respond to the 2006 SEC inquiry and through that process identified deficiencies in our accounting policies.  The Company completed considerable work to make the required changes to eliminate these deficiencies and subsequently filed our first filing with these changes incorporated with our 2006 Form 10-KSB. As such – we never had to restate our 2006 year end filings, but we did then have to go back and restate our 2006 quarters, which were filed on August 17, 2007.

46 e)  As our 2006 year end financials were never restated, we included in the 2007 year end report our former auditors audit report for the December 31, 2006.  Please see answers to 40), 41) and 46 a), b) c) d) f) and g) for further clarification on this matter.

46 f)  Thank you for letting us know - we will obtain the required evidence from our former auditors as required by Regulation S-T and refile the 2007 Form 10-KSB/A.

46 g)  Thank you for letting us know - we will obtain the required evidence from our former auditors that references only 2006 results.

Financial statements, beginning on page F-1

Consolidated Statements of Operations and Comprehensive Loss, page F-4

47. Thank you for advising us of your opinion that the legal judgment does not rise to the level of both unusual and infrequent such that separate reporting under APB 30 may not be appropriate.  We agree with your position, however, we would like you to consider the circumstances below and provide us with some further guidance.

As described in 31), in the fourth quarter of 2007, following the issued judgment on October 3, 2007, Alex Haditaghi, our CEO, commenced negotiations with Trisan to satisfy the judgment on a personal basis.  Mr. Haditaghi has indicated to the Company that these discussions are nearing a satisfactory resolution.  While these negotiations are carried out, the Company has fully accrued for the judgment.  Once Mr. Haditaghi has satisfied the outstanding judgment personally, it is the company’s intent to amend our filings to remove this accrual.

On this basis, the Company considers the matter unusual and for consistency purposes, would like to maintain the separate reporting until an amended filing is prepared.

Consolidated Statements of Stockholders’ Deficit, page F-5

48.  During the year ended December 31, 2005, the Company issued an unsecured convertible note to RE/MAX Ontario-Atlantic Canada Inc. ("RE/MAX") in the amount of $150,000.  This note was converted at the closing of the Private Placement in June 2006.  RE/MAX Ontario-Atlantic Inc. is owned by parties who participated in the Company’s Private Placement.

The Company issued a convertible debt security with a non-detachable conversion feature that was in-the-money at the time of commitment.  Pursuant to the authoritative guidance provided in APB 14 and EITF 98-5, the conversion feature was valued separately as at the commitment date.  The feature value was calculated at the commitment date as the difference between the conversion price and the market value of the security the debt security is convertible into, multiplied by the number of shares to which the note was convertible.

Consolidated Statements of Cashflows, page F-7

49.  The company deferred the direct incremental costs, consisting predominately of legal fees, of raising capital until such time as the offering is completed.  At the time of completion of the offering, the costs are charged against the capital raised.  Should the offering be terminated, deferred offering costs are charged to operations during the period in which the offering is terminated.

Deferred offering costs were recorded in 2005 for two securities offerings and were mainly for legal expenses and these offerings are as follows:

i)
1,000,000 common shares of the Company’s common stock were offered to Mercatus Funding Partners, LLP at a price of $0.63 per share on November 1, 2005. Such shares were issued pursuant to an exemption from registration at Section 4(2) of the Securities Act of 1933 and are restricted in accordance with Rule 144 of the Securities Act of 1933.

ii)
In September 2005, the Company started to work on a security offering to RE/MAX Ontario-Atlantic Canada Inc (“RE/MAX”). A formal Private Placement Memorandum was issued to prospective accredited investor participants on January 31, 2006. The RE/MAX private placement closed on June 12, 2006 with the sale of 2,112,470 common shares of MortgageBrokers.com Holdings, Inc. at a price of $1.00 per share.

All the deferred offering costs were expensed by the end of 2006.

Note 2.  Summary of Significant Accounting Policies, page F-9

c)  Equipment, net, Page F-9

50.  The Company will revise future filings to reflect EITF 05-6 context wording.  We have been amortizing leasehold improvements over the term of the current 5 year lease which is the same as 20% straight line amortization.  The 2008 financials note will be updated to “Over the remaining term of the lease” for greater clarity.  No lease renewals are considered since it cannot be reasonably assured for a company that has not been profitable in the past.

d)  Revenue Recognition, page F-10

51.  Please see 31) for a description of revenue streams.

As noted in our financial statements Note 2d), the following is our revenue recognition policy:

“Revenue consists of mortgage brokerage fees, finders fees, volume bonuses and creditor insurance commissions. The revenue is recognized upon the funding of a customer’s mortgage and when the collection of commission fees is reasonably assured which occurs when the commission fees from the bank or insurance company has been advanced.”

52.  Please see 51)

j)  Earnings or Loss Per share, page F-12

53.  We appreciate your guidance, we are currently investigating the significance of SFAS 128 to our filings and will revise future filings to ensure that our disclosures are as complete as possible and compliant.

Note 3.  Referral Fees held in Trust and Trust Liability, page F-15

54.  Our statements of financial condition will in the future identify any amounts held in trust as ‘restricted’.

Note 7.  Employee Tax Deductions Payable, page F-16

55.  The following summarizes amendments that will be made to our financial statement note regarding Employee Tax Deductions Payable which will be updated on an ongoing basis with respect to the status of these payments and any changes in the terms of the agreement:

The Company is in arrears on tax withholdings due to Canada Revenue Agency (“CRA”) related to employee salaries.  The Company has negotiated a working agreement with CRA which, if certain conditions are met, allows the Company to pay down the balance in monthly payments of $10,000 beginning February 28, 2008 with the remaining balance due on September 30, 2008.  In the event that the Company secures funding, the balance is to be paid off in full shortly after receipt of the funds. In addition, CRA has registered a Certificate in the Canadian Federal Court for the amount owing to CRA.  These afore-mentioned conditions are related to paying all ongoing collected employee payroll tax deductions to CRA in a timely manner on a go forward basis as well as communicating with CRA on a regular and ongoing basis with respect to the Company’s financial condition via forwarding copies of our financial quarterly and year end reports as well as keeping CRA informed with respect to our efforts in securing financing.  The liability currently bears interest at 9% annually.

Note 11.  Stock-based Compensation Accrual, page F-17

56.  We will so revise in our future filings.

Note 12, Capital Stock, page F-18

Common Stock, page F-18

57.  The following summarizes the warrants issued, outstanding, exercisable, and exercised related to the company’s private placement that closed on June 9, 2006:

Number of Warrants Issued:	2,112,470
Number of Warrants Exercised (2007):	216,078
Warrants Expired (2007):	206,416
Number of Warrants Exercised (2008):	17,000
Warrants Expired:	405,494
Number of Warrants Outstanding and Exercisable:	1,267,482

58.  As described in detail in 7) the following is a summary of stock-based compensation issuances associated with our January 30, 2006 agreement with RE/MAX which was modified on May 25, 2006:

YEAR	Date of Issue	Anniversary Stock Issued	Price	Value
2007	July 7, 2007	478,000	$0.42	$200,760
2008	September 11, 2008	490,500	$0.11	$53,955
Subtotal		968,500

Based upon the sale of 2,112,470 shares in our placement which closed on June 9, 2006, and pursuant to the January 30, 2006 agreement with RE/MAX which was modified on May 25, 2006, a maximum of number of 528,117 shares could be issued each anniversary of the placement closing date for a total of 4,224,940 shares which might be issued over the remaining 8 anniversary periods.  The issuance of the anniversary shares is subject to the good standing of the RE/MAX January 30, 2006 and amended May 25, 2006 agreements for RE/MAX affiliates as well as the continued good standing of a one year renewable service level agreement for the RE/MAX Franchisee.  These agreement terms are detailed in 7).

The issuance of the shares to the PPM participants annually is accrued for quarterly and issuable from time to time are recorded as follows:

On Quarterly Accrual

Dr:  Stock Based Compensation Expense
Cr:  Accrual for Stock Based Compensation

On Issuance

Dr:  Accrual for Stock Based Compensation
Cr:  Capital Stock & Additional Paid in Capital

59.  As described in Notes 13 and 15 in our 2006 Form 10-KSB financial statements, on October 24th, 2005, the Company approved the issuance of 1,000,000 shares of restricted common stock to Mercatus & Partners Funding Limited pursuant to a stock purchase agreement for the total net proceeds of $630,000 to be paid to the Company in December, 2005.  On June 18, 2006, correspondence was directed to Mercatus informing them of the Company’s decision to cancel this transaction and formally requesting the 1,000,000 shares of Company stock to be returned.  The common shares were recalled and cancelled officially on September 8, 2006.

60.  Following non-payment of outstanding promissory Notes associated with the June 9, 2006 private placement, the company initiated cancellation of associated shares and issued an equal number to two new accredited RE/MAX affiliate investors with all associated rights afforded to the other RE/MAX affiliate private placement participants.

The outstanding warrants and anniversary shares associated with the new stock purchases are incorporated into the final number summarized in 57) and 58), respectively.

61.  In order to maintain working capital, the Company has routinely issued restricted stock in exchange for cash, services, compensation and assets.  The relative pricing of our stock was based on upon a point in time negotiation as well as the market price at the time the sale, purchase or contract was executed.  It is common practice for our Company to administer the issuances at regular intervals to minimize the costs related to such issuances.  As such, it appears that issuances on a common date are priced differently.  The following summarizes these issuances to-date:

2006

On September 15, 2005, Elliot Sud, a third party, subscribed for 100,000 shares of restricted (Rule 144) common stock at $1 per share. Payment for the subscription was received on September 15, 2006 ($84,340) and on November 10, 2006 ($15,560). The shares were approved by the Company for issuance on November 8, 2005 and the 100,000 shares were issued on March 14, 2006. The shares were issued at $1.00 per share, the closing price of the security on the date of stock purchase agreement was negotiated and executed.

On June 12, 2006, the Company completed an offering in which it issued a total of 2,112,470 shares of restricted (Rule 144) common stock to accredited third party investors including RE/MAX Ontario-Atlantic Canada Inc., its executives and franchisees, at a price per share of $1.00 for an aggregate offering price of $2,112,470.  Purchasers of these securities receive the following additional rights and privileges:

i.
the purchaser received a warrant (1 warrant = 1 share) to further purchase up to the total number shares of common stock purchased through the private placement exercisable at a rate of 20% each year following the anniversary date of the private placement closure. The warrants are exercisable at a price 30% below the 30 day fair market price preceding the date such warrants are exercised. Warrants expire if not exercised within 30 days of such anniversary date; and

ii.
further, pursuant to the execution of a service level agreement, on the anniversary date of the private placement closure, the Company has agreed to issue a number of shares of common stock equal to 25% of the number of common shares purchased in the private placement for ten consecutive anniversary dates. The receipt of such shares is dependent on the execution and maintenance in good standing of the terms of a service level agreement for each of the ten years. The service level agreement included the provisions of marketing, servicing and promotional services.

Pursuant to a stock purchase agreement dated October 24, 2005, on November 11, 2005 1,000,000 restricted (Rule 144) shares of common stock were issued to Mercatus & Partners Funding Limited, a third party, for cash consideration of $0.63 per share or 45% of the market value on the time of free trading securities of the Company.  On September 8, 2006 1,000,000 shares of restricted common stock previously issued to Mercatus & Partners Funding Limited pursuant to a stock purchase agreement for the total net proceeds of $630,000 were recalled and cancelled after no payment was received.  The shares were issued at $0.63 per share based upon the negotiated price in the stock purchase arrangement.

On March 14, 2006, the Company issued 50,000 restricted (Rule 144) common shares at a price of $1.80 per share for total amount of $90,000 to vFinance, Inc., a third party, based on the execution of an investment banking service agreement. vFinance, Inc. is an arms length third party consultant. vFinance Inc. provided advisory services with respect to the review of financing term sheets and investment banking matters. The shares were issued at $1.80 per share, the closing price of the security on the date of issue.

On March 14, 2006 the Company issued 50,000 restricted (Rule 144) common shares at a price of $1.80 per share for total amount of $90,000 to Mr. Elliot Sud, a third party, based on the execution of advisory services. The shares were issued at $1.80 per share, the closing price of the security on the date of issue.

On March 14, 2006, the Company issued 100,000 restricted (Rule 144) common shares divided equally amongst Ms. Sharon Oakes and Mr. Ron Stanners, third parties, for certain office equipment, cash, the proceeds from work in progress and office supplies acquired valued at $58,801 from Lending Source Canada Inc.  The securities were valued at $0.58 per share as negotiated based on the value of assets purchased in the Lending Source Inc. asset purchase.

On March 14, 2006, the Company issued 5,000 restricted (Rule 144) common shares at a price of $1.80 per share for a total amount of $9,000 to Ms. Nicole Locking, a third party, pursuant to the execution and termination of an employment agreement. The shares were issued at $1.80 per share, the closing price of the security on the date of issue.

On March 14, 2006, the Company issued 100,000 restricted (Rule 144) common shares at a price of $1.80 per share for a total amount of $180,000 to Mr. Mark Lindsay, a third party, based on the execution of an advisory and consulting agreement. The shares were issued at $1.80 per share, the closing price of the security on the date of issue.

On March 14, 2006, the Company issued 25,000 restricted (Rule 144)common shares at a price of $1.80 per share for a total amount of $45,000 to Mr. Mike Fearnow, a third party, pursuant to the execution of an advisory services agreement. The shares were issued at $1.80 per share, the closing price of the security on the date of issue.

On March 14, 2006, the Company issued 15,000 restricted (Rule 144) common shares at a price of $1.80 per share for a total amount of $27,000 to Mr. Attilio Lombardi, a third party, care of NCP Computers Inc. pursuant to the provision of information systems and technology services. The shares were issued at $1.80 per share, the closing price of the security on the date of issue.

On April 25, 2006, the Company issued 500,000 restricted (Rule 144) common shares to Lendiem Corporation (a related party to Trisan Corporation) and Vito Galloro, both third parties. These shares were issued by mistake and the Company is working on canceling these shares.

On October 30, 2006, the Company issued 48,000 restricted (Rule 144) common shares at a price of $0.53 per share for a total amount of $25,440 to Stockdaily.com, a third party, pursuant to the execution of an advisory services agreement. The shares were issued at $0.53 per share, the closing price of the security on the date of issue.

On October 30, 2006, the Company issued 48,000 restricted (Rule 144) common shares at a price of $0.53 per share for a total amount of $25,440 to Max Communications, Inc., a third party, pursuant to the execution of an advisory services agreement. The shares were issued at $0.53 per share, the closing price of the security on the date of issue.

2007

On July 7, 2007, the Company issued 125,000 restricted (Rule 144) common shares at a price of $1 per share and having similar rights and obligations pursuant to the terms of the 2006 Private Placement offered to executives and franchisees of RE/MAX Ontario-Atlantic Canada Inc, all third parties.  These shares rights were assigned to the new subscribers by the initial subscribers of the 2006 PPM. These shares were issued in anticipation of the initial participants shares being cancelled. The shares were issued at $1.00 per share, the offered price in the private placement which closed on June 9, 2006.

On January 3, 2007, the Company issued 10,000 restricted (Rule 144) common shares at a price of $0.75 per share for total amount of $7,500 to SmallCapVoice.com, a third party, based on the execution of an investor relations agreement.  The shares were issued at $0.75 per share, the closing price of the security on the date of issue.

On July 7, 2007, the Company issued 478,000 restricted (Rule 144) common shares under the terms of its Mortgage Service License Agreement with RE/MAX Ontario-Atlantic Canada Inc, and its franchisee and broker owners, all third parties that participated in the private placement offering which closed on June 9, 2006. The shares were issued at $0.42 per share, the closing price of the security on the date of issue.

On July 23, 2007, the Company issued 40,000 restricted (Rule 144) common shares to Alexander Gershtein, a third party, in exchange for furniture and equipment valued at $45,416, under its Service Compensation Plan.  The securities were valued at $1.14 per share as negotiated on the value of the assets acquired based on the value of assets purchased.

On July 23, 2007, the Company issued 25,000 restricted (Rule 144) common shares at a price of $1.00 per share to Kalymon Consulting Ltd., a third party, in exchange for consulting services under its Service Compensation Plan.  The securities were valued at $1.00 per share as negotiated at the time the contract was executed in 2005.

On July 23, 2007, the Company issued 1,700,000 shares of restricted (Rule 144) Company stock to its senior management team based upon draft management agreements that are expected to be executed by December 31, 2007. These shares have not been released and the release is pending the finalizing and execution of management agreements.  The securities were valued at $0.43 per share, the security closing price on the date of issue.

2008

On February 5, 2008, the Company issued 50,000 restricted (Rule 144) common shares at a price of $0.191 per share, the market close price on the date of issue, for total value of $9,550 to vFinance, Inc. based on the execution of an investment banking service agreement.  vFinance, Inc. is an arm’s length third party consultant. vFinance Inc. provided advisory services with respect to the review of financing term sheets and investment banking matters.

On September 11, 2008, the Company issued 490,500 restricted (Rule 144) common shares under the terms of its Mortgage Service License Agreement with RE/MAX Ontario-Atlantic Canada Inc, and its franchisee and broker owners, all third parties, that participated in the private placement offering which closed on June 9, 2006.  The shares were valued at $0.11 per share, the share price on the date of issue.

On September 11, 2008, the Company issued 3,272,500 shares of restricted (Rule 144) Company stock to its employees based upon draft employment agreements that are expected to be executed by December 31, 2008. These shares have not been released and the release is pending the finalizing and execution of employment agreements. The shares were valued at $0.11 per share, the share price on the date of issue.

These issuances were recorded as follows:

Stock Issued for Cash

Dr:  Cash or (Subscription Receivable when cash not received)
C:  Capital Stock & Additional Paid in Capital

Shares issued for Service

Dr:  Stock Based Compensation for Service
Cr:  Capital Stock & Additional Paid in Capital

Shared issued for Equipment

Dr:  Equipment
Cr:  Capital Stock & Additional Paid in Capital

Non Monetary Transactions, page F-20

62.  Please see the responses for Question 61) above.

Note 14, Subscription Receivable, page F-21

63.  At the time of filing the 2007 Form 10-KSB, the company had not issued the shares underlying 2007 exercised warrants associated with the RE/MAX private placement.  The stock was not issued yet because the Company has been very busy since the exercising of outstanding warrants.  The shares associated with the 2007 exercised warrants were recently issued on October 20, 2008.

Note 15, Treasury Stock, page F-22

64.  The Company reacquired shares from the open market through our broker, Raymond James LTD.

Form 10-Q for the quarterly period Ended March 31, 2008

Item 2, Unregistered Sales of Equity Securities and Use of Proceeds, page 8

65.  During the first quarter of 2008, the Company issued restricted shares of its common stock.  The following shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering.  The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered.  We did not undertake an offering in which we sold a high number of shares to a high number of investors.  In addition, this shareholder had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for these transactions:

On February 5, 2008, the Company issued 50,000 restricted common shares at a price of $0.191 per share for total amount of $9,550 to vFinance, Inc. based on the execution of an investment banking service agreement. vFinance, Inc. is an arm’s length third party consultant. vFinance Inc. provided advisory services with respect to the review of financing term sheets and investment banking matters.

Form 10-Q for the quarterly period Ended September 30, 2008

General

66.  This document will be revised in response to each of the SEC’s comments issued on our 2007 Form 10-KSB as amended, as applicable.

Management’s Discussion and Analysis, page 2

67.  We have reviewed Rule 10-1(d) of Article 10 of Regulation S-X and understand that if we reference our quarterly statements as reviewed, we need to include our associated auditors report and if we don’t make such a reference on Form 10-Q, we do not need to include the associated auditor’s report.  As such, in the future we will revise our quarterly filings to not make reference to our reviewed interim financial statements.

Evaluation of Disclosures controls and Procedures, page 6

68.  In preparing our 2008 first and second quarter filings, we used a report template from prior periods in 2007 and missed a typo in our final draft of our filings for these periods.  They should have indicated that management concluded that our controls and procedures were effective.  Accordingly, we will re-file amended versions of our filings for the 2008 first and second quarters.

Item 2, Unregistered Sales of Equity Securities and Use of Proceeds, page 2

69.  During our third quarter period ending September 30, 2008, the Company issued restricted shares of its common stock for services, cash or assets.  The following shares were issued by the Company relying upon the exemption from registration as set forth in Regulation S of the Securities Act for the issuance of these shares.  The stockholders are not a "U.S. Person" as that term is defined in the Securities Act, and at the time of the offering and issuance of the shares, the stockholders were located outside of the United States.  In addition, the stockholders took the shares for investment purposes without a view to distribution and had access to information concerning the Company and our business prospects, and were permitted access to the Company's management for the purpose of acquiring investment information, as required by the Securities Act.  Further, there was no general solicitation or advertising for the issuance of the shares.  The Company issued the shares without compliance with the registration requirements of the Securities Act in reliance upon the exemptions there from afforded by Regulation S:

On September 11, 2008, the Company issued 490,500 restricted common shares under the terms of its Mortgage Service License Agreement with RE/MAX Ontario-Atlantic Canada Inc, and its franchisee and broker owners that participated in the private placement offering which closed on June 9, 2006.  The shares were issued at $0.11 per share.

On September 11, 2008, the Company issued 3,272,500 shares of restricted Company stock to its employees based upon draft employment agreements that are expected to be executed by December 31, 2008.  These shares have not been released and the release is pending the finalizing and execution of employment agreements.  The shares were issued at $0.11 per share.

70.  None of the named executive officers have executed employment agreements since the filing of the quarterly report on Form 10-Q for the period ending September 30, 2008.

Forms 10-Q for the Quarterly Periods Ended March 31, 2008, June 30, 2008 and September 30, 2008

Exhibit 31.1

Section 302 Certifications

71.  We will ensure that the Company filing certifications are in the exact form as set forth in Item 601 (b)(31) of Regulation S-K, except as otherwise indicated in SEC statements or interpretations.

General

72.  Daniel Putnam was appointed as acting president of one of our operating subsidiaries, a Canadian federally incorporated company called Mortgagebrokers.com Financial Group of Companies Inc.  We did not think that such an appointment met the current report disclosure requirements of Item 5.02(c) of Form 8-K.

If you have any further questions regarding these matters, please do not hesitate to contact the undersigned.

Yours truly,

MORTGAGEBROKERS.COM HOLDINGS, INC.

/s/ Alex Haditaghi
Alex Haditaghi,
Chief Executive Officer